                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                      Pursuant to Section 12(b) or (g) of
                      the Securities Exchange Act of 1934

                               CORECOMM LIMITED
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                 Bermuda                                  Not Applicable
      -------------------------------             -----------------------------
      (State or Other Jurisdiction of                    (I.R.S. Employer
       Incorporation or Organization)                  Identification Number)


               Cedar House                         Cellular Communications of
             41 Cedar Avenue                            Puerto Rico, Inc.
              Hamilton HM 12                           110 East 59th Street
                 Bermuda                                New York, NY  10022
              (441) 295-2244                              (212) 906-8440
     ---------------------------------            -----------------------------
     (Address, including zip code, and            (Name, address, including zip
      telephone number, including area              code and telephone number,
      code, of Registrant's principal                  including area code,
              executive offices)                       of agent for service)



       Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                       Name of Each Exchange on Which
       to be so Registered                       Each Class is to be Registered
       -------------------                       ------------------------------
             None                                            None

       Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.01 par value
         Series A Junior Participating Preferred Stock Purchase Rights
         -------------------------------------------------------------
                                (Title of Class)

                                CORECOMM LIMITED
                INFORMATION REQUIRED IN REGISTRATION STATEMENT:
                 CROSS-REFERENCE BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

 Item Number           Caption                                   Location in Information Statement
 -----------           -------                                   ---------------------------------
 Item 1.               Business                                  Summary; Introduction; The Distribution; Risk Factors;
                                                                 Management's Discussion and Analysis of Financial
                                                                 Condition and Results of Operations; Business;
                                                                 Financial Statements.

 Item 2.               Financial Information                     Summary; Risk Factors; Pro Forma Capitalization; Pro
                                                                 Forma Financial Information; Selected Historical
                                                                 Financial Data; Management's Discussion and Analysis
                                                                 of Financial Condition and Results of Operations;
                                                                 Financial Statements.
 Item 3.               Properties                                Business.

 Item 4.               Security Ownership of Certain             Security Ownership of Certain Beneficial Owners;
                       Beneficial Owners and Management          Beneficial Ownership of Management.

 Item 5.               Directors and Executive Officers          Management; Liability and Indemnification of Directors
                                                                 and Officers.

 Item 6.               Executive Compensation                    Management; Security Ownership of Certain Beneficial
                                                                 Owners.
 Item 7.               Certain Relationships and Related         Summary; The Distribution; Relationship Between CCPR
                       Transactions                              and the Company after the Distribution.

 Item 8.               Legal Proceedings                         Legal Proceedings.

 Item 9.               Market Price of and Dividends on the      Summary; The Distribution; Risk Factors; Management;
                       Registrant's Common Equity and Related    Security Ownership of Certain Beneficial Owners;
                       Stockholder Matters                       Beneficial Ownership of Management; Description of
                                                                 Company Capital Stock.

 Item 10.              Recent Sales of Unregistered Securities   Not Applicable.

 Item 11.              Description of Registrant's Securities    Description of Company Capital Stock.
                       to be Registered

 Item 12.              Indemnification of Directors and          Liability and Indemnification of Directors and
                       Officers                                  Officers.

 Item 13.              Financial Statements and Supplementary    Summary; Pro Forma Financial Information; Selected
                       Data                                      Historical Financial Data; Management's Discussion and
                                                                 Analysis of Financial Condition and Results of
                                                                 Operations; Financial Statements.

 Item 14.              Changes in and Disagreements with         Not Applicable.
                       Accountants on Accounting and Financial
                       Disclosure

 Item 15.              Financial Statements and Exhibits         Index to Financial Statements; Exhibit Index.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENTS.

                   SUBJECT TO COMPLETION, DATED JUNE 10, 1998

                             INFORMATION STATEMENT

                                CORECOMM LIMITED

                                  COMMON STOCK
                           PAR VALUE $0.01 PER SHARE

         This Information Statement is being furnished in connection with the distribution (the "Distribution") by Cellular Communications of Puerto Rico, Inc. ("CCPR") to holders of record of CCPR common stock, par value $0.01 per share (the "CCPR Common Stock"), at the close of business on _____________, 1998 (the "Record Date"), of one share of common stock, par value $0.01 per share (the "CoreComm Common Stock"), of CoreComm Limited, a Bermuda company, ("CoreComm" or the "Company"), including Series A Junior Participating Preferred Stock Purchase Rights, for each share of CCPR Common Stock owned on the Record Date. The Distribution will result in 100% of the outstanding shares of CoreComm Common Stock being distributed to holders of CCPR Common Stock on a pro rata basis. The Distribution will be effective on ______________, 1998 (the "Distribution Date").

         The Company is a newly formed company which, at the time of the Distribution, will own and operate communications related businesses which were previously held in wholly owned subsidiaries of CCPR, some of which have been recently acquired, as more fully described herein. CoreComm will also pursue new communications related opportunities both domestically and internationally.

         No consideration will be paid by CCPR stockholders for the shares of CoreComm Common Stock. There is no current public trading market for the shares of CoreComm Common Stock, although it is expected that a "when-issued" trading market will develop on or about the Record Date. The Company has applied for listing of the shares of CoreComm Common Stock on the Nasdaq National Market System ("Nasdaq") under the symbol ("COMMF").

         In reviewing this Information Statement, you should carefully consider the matters described under the caption "Risk Factors."

 NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS DISTRIBUTION. WE
  ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                INFORMATION STATEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Information Statement is __________, 1998.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

INTRODUCTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

THE DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

RELATIONSHIP BETWEEN CCPR
     AND THE COMPANY AFTER THE DISTRIBUTION . . . . . . . . . . . . . . . .  19

DESCRIPTION OF CCPR FUNDING OF THE COMPANY  . . . . . . . . . . . . . . . .  21

PRO FORMA CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . .  21

UNAUDITED PRO FORMA FINANCIAL INFORMATION . . . . . . . . . . . . . . . . .  22

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA  . . . . . . . . . . . . .  27

MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS  . . . . . . . . . .   30

BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

MANAGEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53

TREATMENT OF CCPR EMPLOYEE
     STOCK OPTIONS IN THE DISTRIBUTION  . . . . . . . . . . . . . . . . . .  57

SECURITY OWNERSHIP OF MANAGEMENT  . . . . . . . . . . . . . . . . . . . . .  58

DESCRIPTION OF COMPANY CAPITAL STOCK  . . . . . . . . . . . . . . . . . . .  59

INDEPENDENT AUDITORS  . . . . . . . . . . . . . . . . . . . . . . . . . . .  69

ADDITIONAL INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . .  69

INDEX TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . F-1

                           FORWARD-LOOKING STATEMENTS

         This Information Statement contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). CCPR and the Company, respectively, intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and include this statement for purposes of such safe harbor provisions. Forward-looking statements, which are based upon certain assumptions and describe future plans, strategies and expectations of CCPR and the Company, respectively, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The ability of CCPR and the Company, respectively, to predict results or the actual effect of future plans or strategies is inherently uncertain. Important factors which may cause actual results to differ materially from the forward-looking statements contained herein or in other public statements by CCPR or the Company are described in the section entitled "Risk Factors."



              IMPORTANT INTRODUCTORY NOTE FOR THE CORECOMM LIMITED
                          FORM 10, DATED JUNE 10, 1998

         The statements in this Information Statement are based on the assumption that certain matters that will only be accomplished at or about the time of the Distribution, have been accomplished. For example, the statements in this Information Statement are based on the assumption (i) that all of the businesses that will be held by the Company have been transferred to the Company, (ii) that the financing intended for the Company has occurred, (iii) that CoreComm Incorporated, has changed its name to Cellular Communications of Puerto Rico, Inc. and (iv) all licenses for which the Company has applied have been granted.

                                    SUMMARY

         The following is a summary of certain information contained elsewhere in this Information Statement. Reference is made to, and this summary is qualified by, the more detailed information set forth in this Information Statement, which should be read in its entirety. Unless the context otherwise requires, (i) references in this Information Statement to CCPR or the Company shall include CCPR's or the Company's respective subsidiaries and (ii) references in this Information Statement to the Company prior to the Distribution Date shall refer to the CoreComm Businesses as operated as part of CCPR. Moreover, all of the statements in this Information Statement are based on the assumption that all of the businesses that will be held by the Company have been transferred to the Company, that the financing intended for the Company has or will occur and that CoreComm Incorporated, a Delaware company, has changed its name to Cellular Communications of Puerto Rico, Inc. This Information Statement also assumes that all licenses for which the Company has applied have been granted.

                                  THE COMPANY

         CoreComm was formed in March 1998 by CCPR in order to provide an appropriate vehicle to pursue new telecommunications opportunities outside of Puerto Rico and the U.S. Virgin Islands in an entrepreneurial corporate environment. On the Distribution Date, CoreComm will be a holding company that will own and operate communications businesses which were previously held in wholly owned subsidiaries of CCPR, some of which have been recently acquired. As of June 1, 1998, CoreComm and its subsidiaries had approximately 120 employees. CoreComm now holds, through directly and indirectly wholly owned subsidiaries, entities which operate or hold licenses or applications to operate in the competitive local exchange carrier ("CLEC") business, cellular long distance resale business, landline long distance resale business, cellular service resale business, paging resale service and repair business, prepaid cellular service resale business, centralized telecommunications services ("CTS") business, and local multipoint distribution services ("LMDS") business (collectively the "CoreComm Businesses"). Aside from the cellular long distance resale business, which has been operating for approximately seven years, these businesses are in early stages of development.

         CoreComm's CLEC, cellular long distance, landline long distance and cellular resale businesses were formerly owned by OCOM Corporation, a subsidiary of NTL Incorporated. OCOM Corporation sold all of these assets and related liabilities ("OCOM Corporation Telecoms Division" or "OCOM") to a subsidiary of CoreComm pursuant to an agreement dated as of June 1, 1998. CoreComm, through a wholly owned subsidiary, also has purchased all of the outstanding capital stock of Digicom, Inc. ("Digicom"), which operates a CLEC in the State of Ohio. The Company also acquired all of the operating assets of JeffRand Corp. ("Wireless Outlet") which operates the Company's paging and prepaid cellular businesses. CoreComm's LMDS licenses are held in an indirectly wholly owned subsidiary, which was the high bidder following a recent FCC auction for LMDS licenses, for 15 markets in the State of Ohio.

         See "BUSINESS - " for a detailed description of CoreComm's businesses.

                                THE DISTRIBUTION

DISTRIBUTING CORPORATION  . . . . . . . . .       Cellular Communications of
                                                  Puerto Rico, Inc., a Delaware
                                                  corporation ("CCPR").

DISTRIBUTED CORPORATION . . . . . . . . . .       CoreComm Limited, a Bermuda
                                                  corporation, which, as of the
                                                  Distribution Date, will have
                                                  transferred to it
                                                  substantially all of the
                                                  businesses and assets of, and
                                                  will be responsible for
                                                  substantially all of the
                                                  liabilities associated with,
                                                  the CoreComm Businesses, as
                                                  more fully described herein.

PRINCIPAL BUSINESSES TO BE
  RETAINED BY CCPR  . . . . . . . . . . . .       CCPR will retain its other
                                                  businesses, consisting of all
                                                  of its current businesses
                                                  other than the CoreComm
                                                  Businesses (the "CCPR
                                                  Businesses").

PRIMARY PURPOSE
  OF THE DISTRIBUTION . . . . . . . . . . .       To fulfill one of CCPR's
                                                  stated goals of pursuing new
                                                  telecommunications
                                                  opportunities outside of
                                                  Puerto Rico and the U.S.
                                                  Virgin Islands, in an
                                                  entrepreneurial corporate
                                                  environment.

SHARES TO BE DISTRIBUTED  . . . . . . . . .       Approximately 13,182,000
                                                  shares of CoreComm Common
                                                  Stock, based on the number of
                                                  shares of CCPR Common Stock
                                                  outstanding on March 31,
                                                  1998.  The shares to be
                                                  distributed will constitute
                                                  100% of the outstanding
                                                  shares of CoreComm Common
                                                  Stock on the Distribution
                                                  Date.

DISTRIBUTION RATIO  . . . . . . . . . . . .       Each CCPR stockholder will
                                                  receive one share of CoreComm
                                                  Common Stock for each share
                                                  of CCPR Common Stock held on
                                                  the Record Date.

LISTING AND TRADING MARKET  . . . . . . . .       The Company has applied for
                                                  listing of the shares of
                                                  CoreComm Common Stock on the
                                                  Nasdaq National Market System
                                                  under the symbol "COMMF."

RECORD DATE . . . . . . . . . . . . . . . .       Close of business on
                                                  _____________, 1998.

DISTRIBUTION DATE . . . . . . . . . . . . .       ______________, 1998.

DISTRIBUTION AGENT  . . . . . . . . . . . .       Continental Stock Transfer &
                                                  Trust Company (the
                                                  "Distribution Agent").

TAX CONSEQUENCES  . . . . . . . . . . . . .       Certain Federal income tax
                                                  consequences will result from
                                                  the Distribution. An amount
                                                  equal to the fair market
                                                  value on the Distribution
                                                  Date of CoreComm Common Stock
                                                  distributed to each
                                                  stockholder will be taxable
                                                  to such stockholder as a
                                                  dividend, but only to the
                                                  extent of the stockholder's
                                                  portion of CCPR's current and
                                                  accumulated earnings and
                                                  profits.  The amount, if any,
                                                  that exceeds CCPR's current
                                                  and accumulated earnings and
                                                  profits, would first be
                                                  treated as a tax-free return
                                                  of capital to the extent of
                                                  the stockholder's tax basis
                                                  in the shares, and to the
                                                  extent in excess of such tax
                                                  basis, as capital gains.  See
                                                  "THE DISTRIBUTION -- Certain
                                                  Federal Income Tax
                                                  Consequences."

DIVIDEND AND SHARE REPURCHASE
  POLICY  . . . . . . . . . . . . . . . . .       The Company does not intend
                                                  to pay a cash dividend in the
                                                  foreseeable future.

RELATIONSHIP WITH CCPR
  AFTER THE DISTRIBUTION  . . . . . . . . .       See "DESCRIPTION OF COMPANY
                                                  CAPITAL STOCK" and
                                                  "RELATIONSHIP BETWEEN CCPR AND
                                                  THE COMPANY AFTER THE
                                                  DISTRIBUTION."

                                  RISK FACTORS

         Stockholders should carefully consider the matters discussed under the section entitled "Risk Factors" beginning on page 13 is of this Information Statement.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

         The following tables set forth summary historical statement of operations data for OCOM and historical and pro forma balance sheet data for the Company. The historical financial data are derived from the audited Financial Statements of the Company and OCOM, which are included elsewhere in this Information Statement. This historical financial data relates to OCOM as it was operated prior to its acquisition by the Company.

         The pro forma financial data were derived from the "Unaudited Pro Forma Financial Information" that give pro forma effect to the acquisitions of OCOM, Digicom and Wireless Outlet (collectively, the "Acquisitions"), CCPR's contribution to the Company of the acquired assets and related liabilities of OCOM and Wireless Outlet and to CCPR's funding of the Company through a $150 million capital contribution (see "DESCRIPTION OF CCPR FUNDING OF THE COMPANY") (the Acquisitions and the contributions are defined as the "Transactions"). The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma statement of operations data for the three months ended March 31, 1998 and for the year ended December 31, 1997 give effect to the Transactions as if they had occurred as of the beginning of the periods. The pro forma balance sheet data give effect to the Transactions as if they had occurred as of March 31, 1998. The pro forma financial data do not purport to represent what the financial position or results of operations of the Company would actually have been had the Transactions in fact occurred on the assumed dates or to project the financial position or results of operations of the Company for any future period or date. These tables should be read in conjunction with "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited Financial Statements included elsewhere herein.

                Summary Historical and Pro Forma Financial Data
                      (in thousands except per share data)

                                           CoreComm                                            OCOM
                                ----------------------------------   ------------------------------------------------------------
                                           Pro Forma                                        Historical
                                ----------------------------------   ------------------------------------------------------------
                                 Three Months                        Three Months Ended March 31,      Year Ended December 31,
                                     Ended          Year Ended       ----------------------------  ------------------------------
                                March 31, 1998   December 31, 1997     1998        1997              1997       1996       1995
                                --------------   -----------------   -------      ------           --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenues                           $  2,213           $  9,150       $   853      $  986           $  3,579   $  5,103   $  4,001
Operating (loss)                     (1,794)            (4,855)       (1,492)       (754)            (4,375)    (1,230)    (4,412)
Net (loss)                           (1,794)            (4,874)       (1,492)       (754)            (4,379)    (1,097)    (4,154)
Basic and diluted net (loss)
  per share                           (0.14)             (0.37)
Weighted average shares              13,182             13,075

                                   CoreComm
                           --------------------------
                                March 31, 1998
                           --------------------------
                           Pro Forma       Historical
                           ---------       ----------
BALANCE SHEET DATA:
Working capital            $ 144,724       $   (5,251)

Fixed assets, net              1,784               --
Total assets                 180,954           27,426
Long-term debt                    --               --
Shareholder's equity         173,897           22,185

                                  INTRODUCTION

         On June 3, 1998, the Board of Directors of CCPR declared a dividend payable to holders of record of CCPR Common Stock at the close of business on the Record Date of one share of CoreComm Common Stock for each share of CCPR Common Stock held on the Record Date. The Distribution will be effective on ____________, 1998. As a result of the Distribution, 100% of the outstanding shares of CoreComm Common Stock will be distributed to CCPR stockholders.

         On or prior to the Distribution Date, CCPR will have transferred to the Company substantially all of the assets and liabilities of the CoreComm Businesses. Prior to the Distribution, CCPR operated several of the CoreComm Businesses through wholly owned subsidiaries. The remaining CoreComm Businesses were acquired in transactions prior to the Distribution Date.

         If you have questions relating to the Distribution, please contact the Distribution Agent at: (212) 509-4000.

         For other information relating to CCPR or the Company, please contact either company at: 110 East 59th Street, New York, NY 10022 (Telephone:
(212) 906-8440).


                                THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

         The Board of Directors of CCPR has determined that it is in the best interest of CCPR and its stockholders to undertake the Distribution, thereby separating the CoreComm Businesses from CCPR, for the reasons described herein. CCPR's strategy, in creating and distributing shares of CoreComm, is to create an appropriate vehicle to pursue new telecommunications opportunities outside of Puerto Rico and the U.S. Virgin Islands in an entrepreneurial corporate environment.

         The Distribution is designed to establish CoreComm as a stand alone company that can adopt strategies and pursue objectives appropriate to its specific businesses. As a separate company, the Company's management should better be able to access the capital markets to finance these new telecommunications opportunities and to structure and operate the Company in a manner more directly and appropriately tailored to meet the business opportunities and challenges presented by the competitive telecommunications environment in which the Company operates.

         CCPR believes that the separation of the CoreComm Businesses from its established Puerto Rico and U.S. Virgin Islands telecommunications businesses will allow the two entities to be recognized and appropriately valued by the financial community as distinct businesses with different investment risk and return profiles. As a result of the Distribution, CCPR should develop and enhance its following in the financial community primarily as a leading provider of telecommunications services in Puerto Rico and the U.S. Virgin Islands while the Company should develop its following primarily as an entrepreneurial telecommunications company. In this regard, investors will be better able to evaluate the merits and future prospects of the businesses of CCPR and the Company, enhancing the likelihood that each will achieve appropriate market recognition and valuation for its performance and potential. In addition, current stockholders and potential investors will be better able to direct their investments to their specific areas of interest. The Distribution will also enable the Company, as and when appropriate, to explore the possibility of engaging in strategic acquisitions, joint ventures and other collaborative arrangements.

         The Distribution is also designed to allow each of the Company and CCPR, respectively, to establish and tailor its own equity-based compensation plans so that there will be a more direct alignment between the performance of each business and the compensation of its management. Following the Distribution, it is anticipated that the Company's management will be granted stock options which will be closely aligned with the financial results of the Company, thereby linking each employee's financial success directly to the financial success of the Company. Among other things, the implementation of a separate CoreComm stock option plan is intended to strengthen and enhance the incentives for the Company's management to capitalize on opportunities to grow the business and enhance operating efficiencies. See "MANAGEMENT."

         For the reasons stated above, the CCPR Board of Directors believes that the Distribution is in the best interest of CCPR, the Company and CCPR's shareholders.

MANNER OF EFFECTING THE DISTRIBUTION

         The general terms and conditions relating to the Distribution are set
forth in a Distribution Agreement, dated as of          , 1998 (the
"Distribution Agreement"), between CCPR and the Company. See "RELATIONSHIP BETWEEN CCPR AND THE COMPANY AFTER THE DISTRIBUTION."

         The Distribution will be made on the basis of one share of CoreComm Common Stock for each share of CCPR Common Stock held on the Record Date. The actual total number of shares of CoreComm Common Stock to be distributed will depend on the number of shares of CCPR Common Stock outstanding on the Record Date. Based upon the shares of CCPR Common Stock outstanding on March 31, 1998, approximately 13,182,000 shares of CoreComm Common Stock will be distributed to CCPR's stockholders. The shares of CoreComm Common Stock will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. See "DESCRIPTION OF COMPANY CAPITAL STOCK."

         Prior to the Distribution Date, CCPR will deliver all shares of CoreComm Common Stock to be distributed ("Distribution Shares") to the Distribution Agent for distribution. The Distribution Agent will mail, beginning on or about the Distribution Date, certificates representing the Distribution Shares to CCPR shareholders of record on the Record Date. CCPR shareholders will not be required to pay for shares received in the Distribution, or to surrender or exchange CCPR shares in order to receive shares of CoreComm Common Stock. No vote of CCPR shareholders is required or sought in connection with the Distribution.

         No holder of CCPR Common Stock will be required to pay any cash or other consideration for the shares of CoreComm Common Stock received in the Distribution or to surrender or exchange shares of CCPR Common Stock in order to receive shares of CoreComm Common Stock.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of certain of the material anticipated Federal income tax consequences under current law relating to the Distribution. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect. The following discussion does not purport to deal with all aspects of Federal income taxation that may be applicable to specific stockholders. In particular, the following discussion may not be applicable to stockholders who acquired their shares of CCPR capital stock pursuant to the exercise of employee stock options or other compensation arrangements with CCPR or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment. In addition, this discussion applies only to stockholders who have held their CCPR Common Stock and will hold their CoreComm Common Stock as capital assets.

         EACH STOCKHOLDER IS URGED TO CONSULT HIS OWN TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE DISTRIBUTION, AS WELL AS THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

         Earnings and Profits. The discussion below refers to current and accumulated earnings and profits for Federal income tax purposes. CCPR presently believes that it does not have, as of the date hereof, any current or accumulated earnings and profits. However, CCPR may generate current earnings and profits for 1998, including as a result of the Distribution. It is impossible to predict whether the Company or CCPR will have earnings and profits for 1998. Similarly, earnings and profits of the Company during years after 1998 will depend on future activities, as to which no predictions can be made.

         The Distribution. The Distribution will be a taxable transaction for Federal income tax purposes. Accordingly, an amount equal to the fair market value on the Distribution Date of CoreComm Common Stock distributed to each stockholder will be taxable to such stockholder as a dividend, but only to the extent of the stockholder's portion of CCPR's current and accumulated earnings and profits for Federal income tax purposes for the year of the Distribution. The amount, if any, of such fair market value that exceeds the stockholder's portion of such earnings and profits will be treated first, as a nontaxable reduction of the stockholder's tax basis in his shares of CCPR Common Stock, to the extent of such tax basis, and thereafter, as gain from the sale of such shares. Such gain will be capital gain and will be long-term capital gain if the CCPR Common Stock has been held for more than one year.

         In general, a dividend for Federal income tax purposes that is made from CCPR to a corporate stockholder will qualify for the 70% dividends received deduction under Section 243 of the Code, to the extent certain holding period and other requirements are met. Corporate stockholders should note, however, that there can be no assurance that there will be sufficient earnings and profits for any of the Distribution to constitute a dividend for Federal income tax purposes. In addition, certain "extraordinary dividends" under
Section 1059 of the Code could cause a corporate holder that claims the dividends received deduction to reduce its tax basis in its CCPR Common Stock. Corporate holders of CCPR Common Stock are advised to consult their own tax advisors regarding the treatment of the Distribution as a dividend.

         A stockholder's initial tax basis in CoreComm Common Stock generally will equal such stock's fair market value on the Distribution Date, and his holding period for the CoreComm Common Stock will begin on the Distribution Date.

         To the extent that the fair market value of the assets contributed by CCPR to CoreComm prior to the distribution exceeds CCPR's tax basis therein, or to the extent that the fair market value of the CoreComm Common Stock on the Distribution Date exceeds CCPR's tax basis in the CoreComm Common Stock immediately before the distribution, then CCPR will recognize capital gain, and generate current earnings and profits in an amount equal to such excess. No loss will be recognized.

         Ownership of CoreComm Common Stock. For U.S. Federal income tax purposes, and subject to the discussion below regarding PFICs (as defined below), a stockholder will recognize gain or loss equal to the difference between the amount realized on a sale or exchange of CoreComm Common Stock and his tax basis therein. Any such gain or loss will be capital gain or loss, and will constitute long-term capital gain if such stock was held more than one year.

         The Company will be a passive foreign investment company (a "PFIC") if 75% or more of its gross income (including the pro rata share of the gross income of any company, U.S. or foreign, in which the Company is considered to own 25% or more of the shares by value) in a taxable year is passive income. Alternatively, the Company will be considered to be a PFIC if at least 50% of the assets (averaged over the year and generally determined based upon fair market value) of the Company (including the pro rata share of the assets of any company of which the Company is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income. If the Company becomes a PFIC, each stockholder who is a U.S. person, in the absence of an election by such stockholder to treat the Company as a "qualified electing fund" (a "QEF election"), as discussed below, upon certain distributions by the Company and upon disposition of the CoreComm Common Stock at a gain, would be liable to pay tax at the then prevailing income tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the stockholder's holding period for the CoreComm Common Stock. Additionally, if the Company were to become a PFIC, stockholders who acquire CoreComm Common Stock from a decedent would be denied the normally available step-up of the tax basis for such shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's basis, if lower.

         If a stockholder had made a QEF election for all taxable years that such shareholder has held the CoreComm Common Stock and the Company were a PFIC, distributions and gain will not be deemed to have been recognized ratably over the stockholder's holding period or be subject to an interest charge, gain on the sale of CoreComm Common Stock will be characterized as capital gain and the denial of basis step-up at death described above will not apply. Instead, a stockholder that has made a QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as capital gain, regardless of whether the Company has distributed such earnings or gain.

         A stockholder of certain publicly traded PFIC stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the holder's adjusted basis in the PFIC stock and its fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the stockholder under the election for prior taxable years. If the mark-to-market election were made, then the rules set for the above would not apply for periods covered by the election.

         The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that the Company will not become a PFIC.

         The Company will comply with applicable information reporting requirements for stockholders to make a QEF election and will promptly supply a PFIC annual information statement to any stockholder or former stockholder who requests it, as well as any other information that may be required to give effect to a QEF election. Stockholders should consult their own tax advisors regarding eligibility, manner and advisability of making a QEF election if the Company is treated as a PFIC.

         THE DISCUSSION ABOVE DOES NOT COVER ALL ASPECTS OF FEDERAL TAXATION THAT MAY BE RELEVANT TO PARTICULAR STOCKHOLDERS. ACCORDINGLY, STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION.

LISTING AND TRADING OF CORECOMM COMMON STOCK

         The Company has applied for listing of the shares of CoreComm Common Stock on the Nasdaq National Market System under the symbol "COMMF." The Company is expected to have initially approximately 321 holders of record, based on the number of stockholders of record of CCPR on March 31, 1998.

         A "when-issued" trading market is expected to develop on or about the Record Date. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Prices at which the shares of CoreComm Common Stock may trade on a "when-issued" basis or after the Distribution cannot be predicted. See "RISK FACTORS--Absence of Prior Trading Market for CoreComm Common Stock."

         The shares of CoreComm Common Stock distributed to CCPR stockholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with the Company and may include the directors and principal executive officers of the Company as well as any principal stockholder of the Company. Persons who are affiliates of the Company will be permitted to sell their shares of CoreComm Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(2) of the Securities Act and Rule 144 thereunder.

                                  RISK FACTORS

LIMITED OPERATIONS; EARLY STAGE COMPANY

         Aside from the Company's cellular long distance business, which has been operating for seven years, the Company has only recently begun managing and generating the CoreComm Business, and has only recently begun to develop the requisite staff and plans necessary to effectively manage and operate these businesses. Therefore, historical financial information is reflective of a company in the early growth stage of its development. Prospective investors should be aware of the difficulties encountered by enterprises in development, like the Company, especially in view of the highly competitive nature of the telecommunications industry. See "--New Industry and Technology Risks and Limitations."

OPERATING HISTORY AND FUTURE PROSPECTS; TRANSITION TO AN INDEPENDENT PUBLIC COMPANY

         The Company was formed immediately prior to the Distribution from various, separate previously owned CCPR subsidiaries and independent businesses, and does not have an operating history as an independent public company. Accordingly, the financial statements included herein may not necessarily reflect the results of operations, financial condition and cash flows that would have been achieved had the CoreComm Businesses been operated as an independent company during the periods presented. Following the Distribution, the Company will also be responsible for the costs associated with being an independent public company, including costs related to corporate governance, listed and registered securities and investor relations issues.

         Moreover, the financial statements included herein do not reflect many changes that may occur in the operations of the Company as a result of the Company's future business strategies. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "BUSINESS." The Company believes that these changes, when implemented, will make a positive contribution to the results of operations of the Company. However, there can be no assurance as to the timing or amount of any positive contribution which may be realized or that these changes might not result in material adverse consequences.

         The Company's future results of operations will also depend upon a number of factors and events, including the following: (i) the levels of demand for the Company's existing products; (ii) the substantial competition encountered by the Company in all of its lines of business (see "--Competition"); (iii) the effect of future regulatory changes; and (iv) the Company's transition to a separate public company and the costs associated therewith.

COMPETITION

         The telecommunications industry and all of its segments are highly competitive. CoreComm's Competitive Local Exchange Carrier ("CLEC") business, which is in the development stage, will operate in this highly competitive environment. The Company expects that competition will continue to intensify in the future due to the increase in the size, resources and number of market participants. In each of its markets, the Company faces competition from larger, better capitalized incumbent providers.

         In the local exchange markets, the Company also faces competition or prospective competition from one or more CLECs, many of which have significantly greater financial resources than the Company, and from other competitive providers, including some non-facilities-based providers like the Company. For example, AT&T, MCI and Sprint, among other carriers, have each begun to offer local telecommunications services in major U.S. markets using their own facilities or by resale of the ILECs' or other providers' services. In fact, certain competitors, including AT&T, MCI and Sprint, have entered into interconnection agreements with Ameritech (as defined) with respect to the States of Michigan and Ohio, where the Company currently operates. These competitors either have begun or in the near future likely will begin offering local exchange service in those states, subject to the joint marketing restrictions under the Telecommunications Act. In addition to these long distance service providers, entities that currently offer or are potentially capable of offering switched services include other CLECs, cable television companies, electric utilities, other long distance carriers, microwave carriers, wireless telephone system operators and large customers who build private networks. Many facilities-based CLECs and long distance carriers, for example, have committed substantial resources to building their networks or to purchasing CLECs or Inter Exchange Carriers ("IXC's") with complementary facilities. By building or purchasing a network or entering into interconnection agreements or resale agreements with ILECs, including Regional Bell Operating Companies ("RBOCs"), a facilities-based provider can offer single source local and long distance services similar to those offered by the Company. Such additional alternatives may provide such competitors with greater flexibility and a lower cost structure than the Company. In addition, some of these CLECs and other facilities-based providers of local exchange service are acquiring or being acquired by IXCs. While certain of these combined entities may continue to be subject to the joint marketing restrictions in the Telecommunications Act, others will not be subject to such restrictions. Any of these combined entities may have resources far greater than those of the Company. These combined entities may provide a bundled package of telecommunications products, including local and long distance telephony, that is in direct competition with the products offered or planned to be offered by the Company. See "BUSINESS -- REGULATION" and "BUSINESS -- COMPETITION."

         The Company's LMDS Business will compete with franchised cable systems and also may face competition from several other sources, such as Multichannel Multipoint Distribution Systems ("MMDS"), Satellite Master Antenna Television systems, DBS, video service from telephone companies and television receive-only satellite dishes. Moreover, the Telecommunications Reform Act eliminates restrictions that prohibit local telephone exchange companies from providing video programming in their local telephone service areas and substantially reduces current and future regulatory burdens on franchised cable systems, thus potentially resulting in significant additional competition from local telephone companies and franchised cable systems.

         Pay television operators face competition from other sources of entertainment, such as movie theaters and computer on-line services. Further, premium movie services offered by cable television systems have encountered significant competition from the home video industry. In areas where several off-air television broadcasts can be received without the benefit of cable televison, cable television systems have experienced competition from such broadcasters.

         Many actual and potential competitors have greater financial, marketing and other resources than the Company. No assurance can be given that the Company will be able to compete successfully. See "BUSINESS -- REGULATION -- LMDS" and "BUSINESS -- COMPETITION."

NEW INDUSTRY AND TECHNOLOGY RISKS AND LIMITATIONS

         The Company's planned LMDS broadband wireless telecommunications system utilizes a new technology with a limited operating history whose system architecture remains subject to further development and refinement. In the past, other companies experienced a number of technical difficulties, some of which have affected subscriber acceptance of their systems. Additional technical issues may arise in the course of system deployment that could adversely affect reception quality and coverage of the Company's possible service areas. In addition, the Company believes that a significant percentage of the households in the Company's LMDS markets will be located in "shadowed" areas capable of receiving the transmitted signal only with the assistance of small, low cost "repeaters," which the Company may deploy. The Company would only deploy repeaters where such deployment is economically justifiable. Two-Way Services will require the development and mass production of appropriate equipment. There can be no assurance that such equipment will become commercially available at a cost acceptable to the Company. While a number of techniques, including digital compression and frequency reuse technologies, can expand the effective capacity of the Company's system, the Company's capacity to support high service volumes will ultimately be limited by its total available bandwidth and limitations of the technology it employs. See "BUSINESS -- LMDS Business" and "BUSINESS -- REGULATION -- LMDS".

POSSIBILITY OF LOSS OF CELLULAR ONE(R) BRAND NAME; COSTS OF INTRODUCING NEW BRAND NAME

         The Company has a license for the use of the service mark and trademark CELLULAR ONE(R), in the States of Ohio and Michigan which is also licensed to many of the non-wireline cellular systems in the United States. In 1997, the owners of such mark entered into a new agreement with OCOM Corporation, with an effective fifteen-year term, which agreement was assigned to a subsidiary of the Company on June 1, 1998. Under the Cellular One(R) Agreement, the Company is required to maintain certain service quality standards and to pay licensing and other fees for the use of the service mark. If the Company had to adopt a new brand name, it could encounter significant challenges in marketing its services under the new brand name. The Company believes that the use of the nationally recognized Cellular One(R) brand name will assist in attracting and retaining customers in its markets. The Company would have to make large advertising and promotional expenditures to position a new brand name in its regional and local markets. The Company is unable to predict the extent of expenditures that would be necessary to implement such a strategy. The Company is also unable to predict with certainty the extent to which the substitution of a new brand name may adversely affect its retention and acquisition of customers, its access to distribution channels or its financial performance.

         Although the Company anticipates that it will continue to have use of the mark, there is no guarantee that it will remain available after the expiration of the existing agreements. Moreover, it is possible that the Company will cease to meet the service quality standards required to maintain use of the mark. See "BUSINESS-Patents, Copyrights and Licenses."

DEPENDENCE ON RELATIONSHIPS WITH THIRD-PARTY FACILITIES-BASED PROVIDERS

         The Company does not own any part of a local exchange network or a long distance network. As a result, the Company depends entirely on facilities-based carriers for its various resale based services, and has entered into agreements with such carriers. Although the Company believes that its relations with its underlying carriers are good, the termination of any of the Company's contracts with its carriers or a reduction in the quality or increase in cost of such carriers' services could have a material adverse effect on the Company's financial condition and results of operations. In addition, the accurate and prompt billing of the Company's customers is dependent upon the timeliness and accuracy of call detail records provided by the carriers whose service the Company resells. There can be no assurance that the current carriers will continue to provide, or that new carriers will provide, accurate information on a timely basis, and such carrier's failure to do so could have a material adverse effect on the Company's financial condition and results of operations.

         In addition, physical damage, power loss and software defects (including the inability to update their systems to be Year 2000 compliant) of the facilities-based carriers may cause interruption in service and/or reduced capacity for the Company 's customers. In the event that the Company's long distance carriers are unable to handle the growth in customer usage, the Company could transfer such traffic to a carrier that had sufficient capacity, but there can be no assurance that additional capacity will be available. If any of the local exchange carriers are unable to handle the provisioning or growth in customer usage, then the Company would be required to use another local carrier, which could be difficult in light of the limited development of facilities-based competitive local exchange networks. In the event the Company otherwise elects to use other carriers, the charges for such services may exceed those under the existing contracts, which could have a material adverse effect on the Company's financial condition and results of operations. See "BUSINESS."

RISK OF SUBSCRIBER ACCEPTANCE AND SERVICE CANCELLATION

         The success of the Company's business strategy will depend upon consumer acceptance of the Company's planned offerings, most of which in their early stages of deployment or are only in the planning stage. Subscriber acceptance could be adversely affected by, among other things, customer loyalty to more established competitors and unfamiliarity with the Company's systems. In addition, there can be no assurance that technical problems will not impede or delay subscriber acceptance of the Company's services.

DEPENDENCE ON KEY PERSONNEL

         The Company believes that its success will depend to a significant extent upon the abilities and continued efforts of its senior management to execute its business strategy. The loss of the services of any of such individuals could have a material adverse effect upon the Company's results of operations and financial condition. See "MANAGEMENT--Executive Officers."

ABSENCE OF PRIOR TRADING MARKET FOR CORECOMM COMMON STOCK

         There has not been any established public trading market for CoreComm Common Stock, although it is expected that a "when-issued" trading market will develop on or about the Record Date. The Company has applied for listing of the CoreComm Common Stock on the Nasdaq National Market System. However, there can be no assurance either as to the prices at which shares of CoreComm Common Stock will trade before or after the Distribution Date. Until the CoreComm Common Stock is fully distributed and an orderly market for those shares develops, the prices at which such shares trade may fluctuate significantly. Prices for shares of CoreComm Common Stock will be determined in the marketplace and may be influenced by many factors, including the nature and liquidity of the market for the shares, investor perception of the Company, the competitive environment of the industries in which the Company participates, and general economic and market conditions.

DIVIDENDS AND SHARE REPURCHASES

         The payment and amount of cash dividends or share repurchases, if any, on the CoreComm Common Stock after the Distribution will be subject to the discretion of the Company's Board of Directors. The Company's policy will be reviewed by the Company's Board of Directors at such future times as may be appropriate, and payment of dividends on or share repurchases of the CoreComm Common Stock will depend upon the Company's financial position, capital requirements, profitability, cash flows, and such other factors as the Company's Board of Directors deems relevant. At present, the Company has no plans to pay cash dividends in the foreseeable future.

POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS AND OTHER MATTERS

         Certain provisions of the Company's By-Laws, including provisions classifying the Board of Directors, prohibiting stockholder action by written consent and requiring advance notice for nomination of directors and stockholder proposals, may inhibit changes of control of the Company that are not approved by the Company's Board of Directors. Such By-Law provisions and preferred stock purchase rights could diminish the opportunities for a stockholder to participate in certain tender offers, including tender offers at prices above the then-current fair market value of the CoreComm Common Stock, and may also inhibit fluctuations in the market price of the CoreComm Common Stock that could result from takeover attempts. In addition, the Company's Board of Directors, without further stockholder approval, may issue preferred stock that could have the effect of delaying, deferring or preventing a change in control of the Company. The issuance of preferred stock could also adversely affect the voting power of the holders of CoreComm Common Stock, including the loss of voting control to others. The Company has no present plans to issue any preferred stock. The provisions of the By-Laws and the preferred stock purchase rights may have the effect of discouraging or preventing an acquisition of the Company or a disposition of certain of the Company's businesses. See "DESCRIPTION OF COMPANY CAPITAL STOCK--Certain Special Provisions of the By-Laws."

GOVERNMENT REGULATION

         The Company is subject to extensive regulation by the FCC and by the public utility commissions of various states. Changes in statutes, regulations or judicial interpretations, such as permitting new competitors to enter the communications services marketplace, which is an element of the Telecommunication Act of 1996 (the "Telecommunications Act"), could have material adverse effects on the Company's operations. See
"BUSINESS--REGULATION"

                           RELATIONSHIP BETWEEN CCPR
                     AND THE COMPANY AFTER THE DISTRIBUTION

GENERAL

         The Company's relationship with CCPR will be governed by agreements to be entered into in connection with the Distribution, including a Distribution Agreement and a Tax Disaffiliation Agreement, the material terms of which are described below. The descriptions set forth below are intended to be summaries, and while material terms of the agreements are set forth herein, the descriptions are qualified in their entirety by reference to the relevant agreement filed as an exhibit to the Registration Statement of which this Information Statement is a part.

DISTRIBUTION AGREEMENT

         Prior to the Distribution, CCPR and the Company will enter into the Distribution Agreement, which will provide for, among other things, the amount of CoreComm Common Stock to be issued in connection with the Distribution.

TAX DISAFFILIATION AGREEMENT

         CCPR and the Company will enter into a Tax Disaffiliation Agreement (the "Tax Disaffiliation Agreement"), detailing their respective obligations concerning various tax liabilities. The Tax Disaffiliation Agreement generally will require CCPR to pay, and indemnify the Company against, all Federal, state and local domestic taxes relating to the businesses conducted by CCPR or its subsidiaries for any taxable period ending on or prior to the Distribution Date. Taxes relating to the Company and its subsidiaries for periods after the Distribution Date will be paid by the Company.

         The Tax Disaffiliation Agreement will further provide for cooperation with respect to certain tax matters, the exchange of information and retention of records which may affect the tax liability of either party.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         One million two hundred thousand shares of CoreComm Common Stock were outstanding or beneficially owned by CCPR prior to the Distribution. Immediately after the Distribution, approximately 13,182,000 shares of CoreComm Common Stock will be outstanding, based on the number of shares of CCPR Common Stock outstanding on March 31, 1998.

         The following table sets forth certain information regarding the beneficial ownership of CCPR Common Stock, as of June 2, 1998, by stockholders holding 5% or more of CCPR's Common Stock.

                                                                                                      PERCENT
                                                                COMMON STOCK                           VOTE
                                                                   NUMBER            PERCENTAGE      OF COMMON
NAME AND ADDRESS                                                 OF SHARES          OF OWNERSHIP       STOCK
----------------                                                ------------        ------------     ---------
Snyder Capital Management, L.P.(1)  . . . . . . . . . . .         1,687,662             12.44          12.44
   Snyder Capital Management, Inc.
   350 California Street, Suite 1460
   San Francisco, CA  94104

Ronald Baron(2) . . . . . . . . . . . . . . . . . . . . .         1,506,200             11.10          11.10
   Baron Capital Group, Inc.
   Bamco, Inc.
   Baron Capital Management Inc.
   Baron Asset Fund
   767 Fifth Avenue
   New York, NY  10153

Wallace R. Weitz & Company(3) . . . . . . . . . . . . . .           829,300              6.11           6.11
   1125 South 103rd Street
   Suite 600
   Omaha, NE  68124-6008

The Equitable Companies Incorporated(4) . . . . . . . . .           710,249              5.24           5.24
   1290 Avenue of the Americas
   New York, NY  10104

Lazard Freres & Co., LLC(5) . . . . . . . . . . . . . . .           681,883              5.03           5.03
   30 Rockefeller Plaza
   New York, NY  10020

---------------

(1) Based solely upon a Schedule 13-G, dated May 11, 1998, filed by Snyder Capital Management, L.P. and by Snyder Capital Management, Inc. with the SEC

(2) Based solely upon a Schedule 13-G (Amendment No. 2), dated February 13, 1998, filed by Baron Capital, Inc. with the Securities and Exchange Commission (the "SEC").

(3) Based solely upon a Schedule 13-G, dated February 11, 1998, filed by Wallace R. Weitz & Company with the SEC.

(4) Based solely upon a Schedule 13-G, dated February 10, 1998, filed by The Equitable Companies Incorporated with the SEC.

(5) Based solely upon a Schedule 13-G (Amendment No. 1), dated April 7, 1997, filed by Lazard Freres & Co., LLC with the SEC.

                   DESCRIPTION OF CCPR FUNDING OF THE COMPANY

      Prior to the Distribution, CCPR will contribute to CoreComm $150 million in cash. The financing will be used to pay expenses associated with the Distribution and for working capital and general corporate purposes of the Company following the Distribution, including making future acquisitions. CCPR's ability to make the capital contribution is contingent upon the closing of a bank loan to CCPR Services, Inc. ("Services"), a wholly-owned indirect subsidiary of CCPR. Services has a commitment from The Chase Manhattan Bank dated May 14, 1998 for senior secured credit facilities in an aggregate amount of up to $160 million, which are subject to customary closing conditions.

                            PRO FORMA CAPITALIZATION
                                 (IN THOUSANDS)
                                  (UNAUDITED)

      The following table sets forth the historical and pro forma capitalization of the Company at March 31, 1998. This table should be read in conjunction with the Unaudited Pro Forma Financial Information appearing elsewhere in this Information Statement. The pro forma information may not reflect the capitalization of the Company in the future or as it would have been had the Company been a separate, independent company on March 31, 1998. Assumptions regarding the number of shares of CoreComm Common Stock may not reflect the actual number of shares at the Distribution Date. See "Unaudited Pro Forma Financial Information."

                                                     As of March 31, 1998
                                                  --------------------------
                                                   Historical      Pro Forma
                                                  -----------      ---------
Long term debt                                    $        --      $      --
Shareholder's equity:
   Series preferred stock-$.01 par value;
       authorized 1,000,000 shares; issued
       and outstanding none                                --             --
   Common stock, $.01 par value: authorized
      75,000,000 shares; issued and
      outstanding
      1,200,000 (historical) and 13,182,000
      (pro forma) shares                                   12            132
   Additional paid-in capital                          22,173        173,765
                                                  -----------      ---------
Total shareholder's equity                             22,185        173,897
                                                  -----------      ---------
Total capitalization                              $    22,185      $ 173,897
                                                  ===========      =========

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

         The unaudited pro forma financial information gives effect to (i) the acquisition of the assets and related liabilities of OCOM, (ii) the acquisition of all of the outstanding capital stock of Digicom, (iii) the acquisition of all of the operating assets of Wireless Outlet (the acquistions described in clause (ii) and (iii) above are collectively referred to as the "Other Acquisitions" and together with the acquisition described in clause (i) above, the "Acquisitions"), (iv) CCPR's contribution to the Company of the acquired assets and related liabilities of OCOM and Wireless Outlet, and (v) the $150 million cash contribution from CCPR (collectively the "Transactions"). The pro forma financial information is based on the historical financial statements of CoreComm, OCOM, Digicom and Wireless Outlet.

         The Acquisitions have been accounted for using the purchase method of accounting. Accordingly, assets acquired and liabilities assumed have been recorded at their estimated fair value, which are subject to further adjustment based upon appraisals and other analysis, with appropriate recognition given to CoreComm's financing rates and income tax rates.

         The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 1998 and for the year ended December 31, 1997 gives effect to the Transactions as if they had been consummated at the beginning of the year. The unaudited pro forma condensed combined balance sheet as of March 31, 1998 gives effect to the Transactions as if they had been consummated on March 31, 1998.

         The pro forma adjustments are based upon available information and assumptions that management believes are reasonable at the time made. The unaudited pro forma condensed combined financial statements do not purport to present the financial position or results of operations of CoreComm had the Transactions occurred on the dates specified, nor are they necessarily indicative of the financial position or results of operations that may be achieved in the future. The unaudited pro forma condensed combined statements of operations do not reflect any adjustments for synergies that management expects to realize commencing upon consummation of the Acquisitions. No assurances can be made as to the amount of cost savings or revenue enhancements, if any, that may be realized.

         The unaudited pro forma financial statements should be read in conjunction with the financial statements and notes thereto of OCOM and the consolidated balance sheet and notes thereto of CoreComm appearing elsewhere in this Information Statement.

                                CORECOMM LIMITED
             PRO FORMA CONDENSED COMBINED BALANCE SHEET (UNAUDITED)
                                 MARCH 31, 1998
                                 (IN THOUSANDS)

                                          HISTORICAL
                              ------------------------------------
                                                         OTHER
                              CORECOMM       OCOM     ACQUISITIONS   ADJUSTMENTS     PRO FORMA
                              --------     --------   ------------   -----------     ---------
Cash                          $     --     $     --      $    163     $150,000 A      $150,163
Accounts receivable, net                        459           628                        1,087
Inventory                                        66            56                          122
Other                                           339            70                          409
                              --------     --------      --------     --------        --------
Total current assets                            864           917      150,000         151,781

Fixed assets, net                             1,361           423                        1,784
LMDS auction bid                25,241                                                  25,241
Intangibles                                                              1,963 B         1,963
Other, net                       2,185                                  (2,000)B           185
                              --------     --------      --------     --------        --------
                              $ 27,426     $  2,225      $  1,340     $149,963        $180,954
                              ========     ========      ========     ========        ========

Accounts payable              $     --     $     20      $    717     $     --        $    737
Other                            5,241        1,012            67                        6,320
                              --------     --------      --------     --------        --------
Total current liabilities        5,241        1,032           784                        7,057

Shareholder's equity            22,185        1,193           556      149,963 A,B     173,897
                              --------     --------      --------     --------        --------
                              $ 27,426     $  2,225      $  1,340     $149,963        $180,954
                              ========     ========      ========     ========        ========

                                CORECOMM LIMITED
        PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
                       THREE MONTHS ENDED MARCH 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          HISTORICAL
                              ------------------------------------
                                                         OTHER
                              CORECOMM       OCOM     ACQUISITIONS   ADJUSTMENTS    PRO FORMA
                              --------     --------   ------------   -----------    ---------
Revenues                      $     --     $    853     $  1,360      $     --      $  2,213

Costs and expenses:
Cost of equipment sold                           20                                       20
Operating                                       415        1,222                       1,637
Selling, general and
  administrative                              1,766          361                       2,127
Depreciation and amortization                   144           30             49 C        223
                              --------     --------      -------      ---------     --------
                                              2,345        1,613             49        4,007
                              --------     --------      -------      ---------     --------
Operating (loss)                             (1,492)        (253)           (49)      (1,794)

Other income (expense)                                                                    --
                              --------     --------      -------      ---------     --------

Net (loss)                    $     --     $ (1,492)    $   (253)     $     (49)    $ (1,794)
                              ========     ========     ========      =========


Basic and diluted net
   (loss) per share                                                                 $  (0.14)
                                                                                    ========

Weighted average shares                                                  13,182 D     13,182
                                                                      =========     ========

                                CORECOMM LIMITED
        PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          HISTORICAL
                              ------------------------------------
                                                         OTHER
                              CORECOMM       OCOM     ACQUISITIONS   ADJUSTMENTS    PRO FORMA
                              --------     --------   ------------   -----------    ---------
Revenues                      $     --     $  3,579     $  5,571       $    --       $  9,150

Costs and expenses:
Cost of equipment sold                           20                                        20
Operating                                     1,561        4,380                        5,941
Selling, general and
  administrative                              5,934        1,329                        7,263
Depreciation and amortization                   439          146           196 C          781
                              --------     --------      -------      ---------     --------
                                              7,954        5,855           196         14,005
                              --------     --------      -------      ---------     --------
Operating (loss)                             (4,375)        (284)         (196)        (4,855)

Other income (expense)                           (4)         (15)           --            (19)
                              --------     --------      -------      ---------     --------
Net (loss)                    $     --     $ (4,379)    $   (299)      $  (196)      $ (4,874)
                              ========     ========     ========       =======       ========

Basic and diluted net
   (loss) per share                                                                  $  (0.37)
                                                                                     ========

Weighted average shares                                                 13,075 D       13,075
                                                                       =======       ========

                                CORECOMM LIMITED
                             PRO FORMA ADJUSTMENTS
                                 (IN THOUSANDS)

    A. Capital contribution from CCPR                                $150,000
                                                                     ========

    B. Purchase price for the Acquisitions:
       Included in Other assets                                      $  2,000
       Capital contribution from CCPR                                   1,712
                                                                     --------
           Total                                                        3,712
       Aggregate net assets acquired                                    1,749
                                                                     --------
           Intangibles                                               $  1,963
                                                                     ========

       Historical Shareholder's equity                               $ 22,185
       Capital contributions from CCPR:
           Cash                                                       150,000
           Acquisitions                                                 1,712
                                                                     --------
       Proforma Shareholder's Equity                                 $173,897
                                                                     ========

    C. Amortization of intangibles over 10 years:
       For the three months ended March 31, 1998                     $     49
                                                                     ========

       For the year ended December 31, 1997                          $    196
                                                                     ========

    D. Weighted average shares:
       Based on the historical weighted average shares of
       CCPR on a one-for-one basis
       For the three months ended March 31, 1998                       13,182
                                                                     ========

       For the year ended December 31, 1997                            13,075
                                                                     ========

       Stock options are excluded from the calculation of diluted net loss per share as their effect would be anti-dilutive.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

         The following selected historical financial data of the Company and OCOM should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this Information Statement. The selected historical financial data relates to OCOM as it was operated prior to its acquisition by CoreComm. The selected historical financial data that relates to March 31, 1998 have been derived from the historical consolidated balance sheet of the Company audited by Ernst & Young LLP, independent auditors. The selected historical financial data that relate to the three year period ended December 31, 1997 have been derived from the historical financial statements of OCOM audited by Ernst & Young LLP, independent auditors.

         The pro forma financial data were derived from the "Unaudited Pro Forma Financial Information" that give pro forma effect to the Transactions. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma statement of operations data for the three months ended March 31, 1998 and for the year ended December 31, 1997 give effect to the Transactions as if they had occurred as of the beginning of the periods. The pro forma balance sheet data give effect to the Transactions as if they had occurred as of March 31, 1998. The pro forma financial data do not purport to represent what the financial position or results of operations of the Company would actually have been had the Transactions in fact occurred on the assumed dates or to project the financial position or results of operations of the Company for any future periods or date. These tables should be read in conjunction with "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited Financial Statements included elsewhere herein.

                Selected Historical and Pro Forma Financial Data
                     (in thousands, except per share data)

                                                      CoreComm
                                        --------------------------------------
                                                      Pro Forma
                                        --------------------------------------
                                        Three Months Ended       Year Ended
                                          March 31, 1998     December 31, 1997
                                        ------------------   -----------------
STATEMENT OF OPERATIONS DATA:
Revenues                                     $  2,213            $  9,150
Costs and expenses:
Cost of equipment sold                             20                  20
Operating                                       1,637               5,941
Selling, general and administrative             2,127               7,263
Depreciation and amortization                     223                 781
                                             --------            --------
                                                4,007              14,005
                                             --------            --------
Operating (loss)                               (1,794)             (4,855)
Other income (expense)                             --                 (19)
                                             --------            --------
Net (loss)                                   $ (1,794)           $ (4,874)
                                             ========            ========
Basic and diluted net (loss) per share       $  (0.14)           $  (0.37)
                                             ========            ========
Weighted average shares                        13,182              13,075
                                             ========            ========


                                                      CoreComm
                                            ------------------------------
                                                   March 31, 1998
                                            ------------------------------
                                            Pro Forma           Historical
                                            ---------           ----------
BALANCE SHEET DATA:
Working capital                              $144,724            $ (5,251)
Fixed assets, net                               1,784                  --
Total assets                                  180,954              27,426
Long-term debt                                     --                  --
Shareholder's equity                          173,897              22,185

                       Selected Historical Financial Data
                                 (in thousands)

                                                                            OCOM
                                     -------------------------------------------------------------------------------------
                                                                          HistoricaL
                                     -------------------------------------------------------------------------------------
                                     Three Months Ended March 31,                     Year Ended December 31,
                                     ----------------------------       --------------------------------------------------
                                       1998                1997          1997       1996       1995       1994       1993
                                     --------            --------       -------    -------    -------    -------   -------
STATEMENT OF OPERATIONS DATA:
Revenues                              $   853            $   986        $ 3,579    $ 5,103    $ 4,001    $ 3,690   $ 4,286

Costs and expenses:
Cost of equipment sold                     20                 --             20         --         --         --        --
Operating                                 415                437          1,561      3,065      2,478      1,617     1,609
Selling, general and administrative     1,766              1,255          5,934      3,119      5,798      1,200     1,728
Depreciation and amortization             144                 48            439        149        137        170       192
                                      -------            -------        -------    -------    -------    -------   -------
                                        2,345              1,740          7,954      6,333      8,413      2,987     3,529
                                      -------            -------        -------    -------    -------    -------   -------
Operating income (loss)                (1,492)              (754)        (4,375)    (1,230)    (4,412)       703       757
Other income (expense)                     --                 --             (4)       133        258        345       202
                                      -------            -------        -------    -------    -------    -------   -------
Net income (loss)                     $(1,492)           $  (754)       $(4,379)   $(1,097)   $(4,154)   $ 1,048   $   959
                                      =======            =======        =======    =======    =======    =======   =======

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

         CoreComm will require significant capital resources to develop and expand its existing businesses and licenses, acquire or develop additional telecommunications-related business, and fund near term operating losses. CoreComm intends to fund its near term capital expenses, operating losses and working capital requirements with the $150,000,000 capital contribution in cash to be received from CCPR. CCPR's ability to make the capital contribution is contingent upon the closing of a bank loan to CCPR Services, Inc. ("Services"), a wholly-owned indirect subsidiary of CCPR. Services has a commitment from The Chase Manhattan Bank dated May 14,1998 for senior secured credit facilities in an aggregate amount of up to $160,000,000, which are subject to customary closing conditions. Longer term, it is likely that CoreComm will be required to raise additional debt and/or equity financing to fully implement its goals.

         The existing resale businesses will consume capital to acquire new customers and to finance the working capital required to support these new customers. These businesses will also require additional billing, customer service and other back-office infrastructure. These capabilities can be expanded in-house or can be outsourced to reduce up-front capital requirements. To date, CoreComm's strategy has been to utilize the expertise developed by its management to develop in-house billing and back-office capabilities. In the future, the Company plans to make further appropriate acquisitions and to purchase and build telecommunications facilities which may require significant capital expenditures.

         The amount of capital required to construct the LMDS systems is unknown at this time, but is likely to be several times the cost of the licenses. In addition to up-front network construction costs, a significant ongoing capital requirement will be the cost to acquire customer premise equipment to receive and transmit LMDS signals. The network and customer premise equipment costs are unknown because a de facto standard has yet to emerge among the LMDS auction winners and because insufficient orders have been placed with manufacturers who determine likely prices for equipment. As license holders choose equipment manufacturers and one or more equipment standard emerges, prices will become more easily quantifiable.

RESULTS OF OPERATIONS

         The following discussion of the results of operations of OCOM should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Information Statement.

Three Months Ended March 31, 1998 and 1997

         Telecommunications revenues decreased to $826,000 from $986,000 primarily due to a reduction in cellular long distance revenues as a result of customers switching to other long distance providers. The reduction in cellular long distance revenues was partially offset by revenues from landline long distance and cellular service, both of which were introduced subsequent to March 31, 1997.

         The income from telephone equipment increased to $7,000 from zero as a result of the introduction of cellular service in late 1997. OCOM's strategy is to minimize sales of cellular telephones or accessories below cost, which is typical in the cellular market since the cellular carriers subsidize the sale of equipment in order to activate customers under long-term contracts.

         Operating costs decreased to $415,000 from $437,000 as a result of the decline in telecommunications revenues. Operating costs as a percentage of telecommunications revenues increased to 50.2% from 44.3% due to the reduction in cellular long distance revenues which has a higher gross margin than landline long distance and cellular service.

         Selling, general and administrative expenses increased to $1,766,000 from $1,255,000 as a result of increased selling and marketing costs and increased customer service costs, offset by a reduction in billing costs due to the implementation of in-house billing subsequent to March 31,1997.

         Depreciation expense increased to $142,000 from $45,000 as a result of an increase in fixed assets, primarily computer equipment.

         Amortization expense decreased to $2,000 from $3,000 because the deferred costs were fully amortized.

Years Ended December 31, 1997 and 1996

         Telecommunications revenues decreased to $3,565,000 from $5,103,000 primarily due to a reduction in cellular long distance revenues as a result of customers switching to other long distance providers. The reduction in cellular long distance revenues was partially offset by revenues from landline long distance and cellular service, both of which were introduced subsequent to December 31, 1996.

         The loss from telephone equipment increased to $6,000 from zero as a result of the introduction of cellular service in late 1997. OCOM's strategy is to minimize sales of cellular telephones or accessories below cost, which is typical in the cellular market since the cellular carriers subsidize the sale of equipment in order to activate customers under long-term contracts.

         Operating costs decreased to $1,561,000 from $3,065,000 as a result of the decline in telecommunications revenues. Operating costs as a percentage of telecommunications revenues decreased to 43.8% from 60.1% due to the improvement in the margin on cellular long distance as a result of a reduction in the wholesale cost.

         Selling, general and administrative expenses increased to $5,934,000 from $3,119,000 as a result of increased selling and marketing costs, customer service costs and management costs due to increased efforts beginning in late 1996 to grow and develop OCOM's business.

         Depreciation expense increased to $428,000 from $138,000 as a result of an increase in fixed assets, primarily computer equipment.

Years Ended December 31, 1996 and 1995

         Telecommunications revenues increased to $5,103,000 from $4,001,000 due to an increase in cellular long distance revenues as a result of the expansion of OCOM's cellular long distance resale business in to certain AT&T Wireless markets in 1995. Prior to this expansion, OCOM only provided cellular long distance service in certain AirTouch Communications markets in Ohio.

         Operating costs increased to $3,065,000 from $2,478,000 as a result of the increase in cellular long distance revenues. Operating costs as a percentage of telecommunications revenues decreased to 60.1% from 61.9%.

         Selling, general and administrative expenses decreased to $3,119,000 from $5,798,000. The 1995 amount includes one-time costs of $2,294,000 incurred in connection with the expansion of the cellular long distance resale business into certain AT&T Wireless markets. The remainder of the decrease was due to reduced selling and marketing costs. Included in the 1996 amount are increased billing costs and increased management costs beginning in late 1996 in order to grow and develop OCOM's business.

         Depreciation expense increased to $138,000 from $126,000 as a result of an increase in fixed assets.

         Other income decreased to $133,000 from $258,000 due to the termination of OCOM's consulting agreement with AT&T Wireless for assistance in marketing and implementing a cellular long distance resale business.

YEAR 2000

         Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The Company is assessing both the internal readiness of its computer systems and the compliance of the computer systems of certain significant vendors for handling the year 2000. The Company expects to implement successfully the systems and programming changes necessary to address year 2000 issues, and does not believe that the cost of such actions will have a material adverse effect on the Company. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the implementation of such changes, and the Company's inability to implement such changes could have an adverse effect on the Company. In addition, the failure of certain of the Company's significant vendors to address the year 2000 issue could have a material adverse effect on the Company.

                                    BUSINESS

         CoreComm was formed in March 1998 by CCPR in order to provide an appropriate vehicle to pursue new telecommunications opportunities outside of Puerto Rico and the U.S. Virgin Islands in an entrepreneurial corporate environment. On the Distribution Date, CoreComm will be a holding company that will own and operate communications businesses which were previously held in wholly owned subsidiaries of CCPR, some of which have been recently acquired. As of June 1, 1998 CoreComm and its subsidiaries had approximately 120 employees. CoreComm now holds, through directly and indirectly wholly owned subsidiaries, entities which operate or hold licenses or applications to operate in the competitive local exchange business, cellular long distance resale business, landline long distance resale business, cellular service resale business, paging resale service and repair business, prepaid cellular service resale business, centralized telecommunications services business, and local multipoint distribution services business. Aside from the cellular long distance resale business, which has been operating for approximately seven years, these businesses are in early stages of development.

         CoreComm's CLEC, cellular long distance, landline long distance and cellular resale businesses were formerly owned by OCOM Corporation, a subsidiary of NTL Incorporated ("NTL"). OCOM Corporation sold all of these assets and related liabilities ("OCOM Corporation Telecoms Business" or "OCOM") to a subsidiary of CoreComm pursuant to an agreement dated as of June 1, 1998. CoreComm, through a wholly owned subsidiary, also has purchased all of the outstanding capital stock of Digicom, Inc. ("Digicom"), which operates a CLEC in the State of Ohio. The Company also acquired all of the operating assets of JeffRand Corp. ("Wireless Outlet") which operates the Company's paging and prepaid cellular businesses. CoreComm's LMDS licenses are held in an indirectly wholly owned subsidiary, which was the high bidder at the recent FCC auction for LMDS licenses, for 15 markets in the State of Ohio.

COMPETITIVE LOCAL EXCHANGE CARRIER BUSINESS

         CoreComm's Competitive Local Exchange Carrier ("CLEC") business is divided into two segments: Ohio and sixteen undeveloped markets. In the State of Ohio, through its acquisition of OCOM, CoreComm has already been certified as a CLEC and began providing CLEC services to residential customers in March, 1998. CoreComm has also applied for certification as a CLEC in sixteen other states, through sixteen independent wholly owned subsidiaries, and is expecting to gain certification for CLEC services in those states by the end of 1998. These two segments are each discussed in detail below. For a detailed description of the Telecommunications Act of 1996 and the regulatory environment for CLEC's, see "--REGULATION "

CLEC Business- Ohio

         On February 19, 1997, OCOM applied to the Public Utility Commission of Ohio ("PUCO") for certification as a CLEC in the State of Ohio. On June 13, 1997, OCOM's application for certification as a CLEC was granted by PUCO, and OCOM began offering residential CLEC service on March 11, 1998. The granting of certification made OCOM one of the first CLECs in the State of Ohio to be certified to compete with the Incumbent Local Exchange Carrier ("ILEC") for residential, local phone service.

         OCOM provides CLEC service on a resale basis, pursuant to an Interconnection Agreement OCOM signed with Ameritech Services, Inc., ("Ameritech") the ILEC, on November 17, 1997. Under that agreement, OCOM purchases local exchange services at wholesale prices from Ameritech, and is permitted to resell those services to OCOM's customers.

         Services offered for resale include most of the telecommunications products and services engineered and provided by Ameritech, such as local exchange calling and attendant features including call waiting, call forwarding, caller ID and three-way calling. The rates for these services are filed with PUCO. OCOM also has an agreement with Ameritech for the resale of certain non-tariffed services to its customers, including inside wire maintenance. OCOM's CLEC service is transparent to the customer, whose phone operates precisely the same as it did prior to selecting OCOM as its Local Exchange Carrier ("LEC"). The customer receives its bill from OCOM, rather than Ameritech. OCOM offers this service under the CELLULAR ONE(R) service mark. See "--Patents, Copyrights and Licenses."

         In addition to OCOM's CLEC business, prior to the Distribution Date, a wholly owned subsidiary of CoreComm purchased all of the outstanding capital stock of Digicom. One of Digicom's principal lines of business is CLEC service to small businesses in the State of Ohio. Digicom also has an interconnection agreement with Ameritech covering all of Ameritech's Ohio markets. See"--Centrex Business."

CLEC Business- Other States

         Apart from the CLEC business conducted by OCOM and Digicom in Ohio, CoreComm, through independent, indirectly wholly owned subsidiaries (the "CLEC Subs"), is in the process of applying, has applied for or has received certification as a CLEC in sixteen states: Arizona, California, Delaware, Florida, Illinois, Kansas, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, Oklahoma, Pennsylvania, Texas and Virginia. The Company expects the last of the CLEC Subs to receive its certification by the end of 1998.

LOCAL MULTIPOINT DISTRIBUTION SERVICE BUSINESS

         Local Multipoint Distribution Service ("LMDS") is a broadband wireless communications service that uses frequencies in the 28GHz to 31GHz range to transmit video and data signals to and from residences and offices over a cellular-like network at distances under a few miles. An LMDS system is capable of providing high-capacity broadband service for the "last mile" to a subscriber's home or office, at what may be a substantially lower cost than other competing delivery systems.

         Video or data signals transmitted through an LMDS system, such as television programming, are received by the system from satellite transponders, terrestrial microwave facilities and/or studios. Internet Access can be obtained through dedicated lines, such as a T-3 line, connected to the Internet "backbone." The signals are then upconverted to the LMDS frequency band and transmitted via omnidirectional transmitters.

         Prior to the development of LMDS systems, transmission of communications signals in the 28 GHz frequency range was not commercially pursued apart from limited satellite applications because technical impediments, such as intercell interference and rainfade, were thought to be insurmountable. Modern LMDS systems eliminate or significantly reduce these impediments through the strategic placement of cells and advanced system architecture.

         CoreComm, through an indirect, wholly owned subsidiary, participated in the FCC's recently concluded auction of LMDS licenses. CoreComm has been awarded the A Block licenses in 15 markets in Ohio with a total of 10,573,982 pops:

             Market Name                                        POPS (1)
             -----------                                       ---------
Cleveland-Akron, OH                                            2,894,133

Cincinnati, OH                                                 1,990,451

Columbus, OH                                                   1,477,891

Dayton-Springfield, OH                                         1,207,689

Toledo, OH                                                       782,184

Canton-New Philadelphia, OH                                      513,623

Youngstown-Warren, OH                                            492,619

Lima, OH                                                         249,734

Mansfield, OH                                                    221,514

Zanesville-Cambridge, OH                                         178,179

             Market Name                                        POPS (1)
             -----------                                       ---------
Findlay-Tiffin, OH                                               147,523

Sandusky, OH                                                     133,019

Ashtabula, OH                                                     99,821

Chillicothe, OH                                                   93,579

Marion, OH                                                        92,023
------------------------------------------------------------------------
         TOTAL                                                10,573,982

(1) Pops are defined as the estimated population of a market multiplied by a company's ownership interest in the entity operating the system in that market. The number of pops owned by an operator does not represent the number of users of its services and is not necessarily indicative of the number of potential subscribers. Rather, this term is used only as a basis for comparison of the current size of system operators. The FCC used pops in the LMDS auction for determining upfront payments, bidder eligibility, and minimum bids. The pops in this chart are based upon the April 1, 1990 U.S. Department of Commerce, Bureau of the Census data.

         For a detailed description of the FCC bidding process and LMDS, see "REGULATION - LMDS"

         Each LMDS license covers a defined Basic Trading Area ("BTA"), with each A-Block LMDS license consisting of 1150 MHZ of spectrum. CoreComm bid approximately $25.2 million for such licenses, for an average of $2.39/pop.

         In the provision of multichannel video services, the Company will compete with franchised cable systems and also may face competition from several other sources, such as MMDS, Satellite Master Antenna Television ("SMATV") systems, DBS, video service from telephone companies and television receive-only satellite dishes. Moreover, the Telecommunications Act of 1996 eliminates restrictions that prohibit local telephone exchange companies from providing video programming in their local telephone service areas and substantially reduces current and future regulatory burdens on franchised cable systems, thus potentially resulting in significant additional competition from local telephone companies and franchised cable systems.

CELLULAR LONG DISTANCE BUSINESS

         OCOM sells retail long distance telephone services in portions of Ohio, Michigan, Kentucky and Indiana to cellular customers of various local cellular service providers who have chosen OCOM as their long distance service provider. OCOM markets these cellular long distance services under the CELLULAR ONE(R) service mark. OCOM currently has approximately 60,000 subscribers in Ohio, which generate annual revenues of approximately $1 million.

         OCOM also sells retail long distance services to cellular customers of AT&T Wireless who choose OCOM as their long distance service provider. OCOM provides these services primarily through arrangements with other long distance carriers under tariff or contract. OCOM currently has approximately 130,000 customers in these markets which generate annual revenues of approximately $1.4 million. The markets currently include Colorado, Florida, Minnesota, Nevada and Pennsylvania where the services are offered under the "Cellular Long Distance Company" service mark, and California and Texas, where the services are offered under the "Cellular Network" service mark.

         OCOM provides domestic and international interexchange long distance service to points outside OCOM's operating territory through arrangements with LCI International ("LCI") and other long distance carriers. LCI provides OCOM with terminating switched service from any LCI switch location. When an outgoing long distance cellular call is placed, the call is routed to the interconnection point for the long distance carrier. OCOM pays long distance companies a wholesale rate for these calls and bills its customers at a retail rate.

LANDLINE LONG DISTANCE BUSINESS

         In addition to its cellular long distance business, OCOM recently developed a landline long distance business. OCOM is a reseller of long distance telephone services to residential and small business customers throughout the State of Ohio, under the CELLULAR ONE(R) service mark. The primary product is OCOM's Dial-1 Telephone Service. Its other long distance telephone products are 800 Number services and debit calling card services.

         In order to provide these products, OCOM generally contracts to purchase long distance telephone time from national carriers at wholesale rates based upon high volume usage. OCOM then resells this time to its customers at its own retail rates which are priced generally below AT&T's published, tariffed basic rates. OCOM's Dial-1 Service is transparent to its customers once a customer's long distance service has been converted to OCOM. OCOM's calling card products operate similarly to the calling card products offered by the major carriers. OCOM's customers pay for their long distance calling usage through direct billing from OCOM or through direct billing by OCOM of the customer's major credit card or checking account.

PAGING BUSINESS

         Wireless Outlet operates a paging system on a resale basis and a pager sales and repair business (collectively the "Paging Business"). The Paging Business resells paging services and markets its products through a dealer network that sells the service and the pagers, primarily to small businesses throughout Ohio.

CENTREX BUSINESS

         In purchasing Digicom, the Company acquired a well developed Centralized Telecommunication Services and Telecommunications Facilities Management Services ("TFMS") business (the "Centrex Business"). Digicom offers its customers, small to large sized businesses throughout the State of Ohio, reliable one-source communications services previously available through the Bell System, together with the latest in communications equipment and enhanced services.

         Although the Company presently does not have any plans to do so, in the future it may become possible to offer OCOM's various communications services to Digicom's Centrex Business customers, as part of their bundled package of services.

CELLULAR RESALE BUSINESS

         Through OCOM and Wireless Outlet, the Company sells cellular telephone service throughout the states of Ohio and Michigan. OCOM sells cellular service under the CELLULAR ONE(R) service mark on a resale basis. OCOM has signed resale agreements with the three major providers of cellular service in Michigan and Ohio: New Par (d/b/a AirTouch Cellular), GTE Mobilenet Inc. and Ameritech Mobile Communications, Inc. OCOM has been actively engaged in marketing this business for less than 9 months, and as of March 31, 1998 had approximately 690 cellular telephone numbers in operation. Wireless Outlet also operates a cellular service on a resale basis, also operating through resale agreements with AirTouch, GTE and Ameritech.

PREPAID CELLULAR BUSINESS

         In addition to its traditional paging and cellular resale businesses, Wireless Outlet also sells pre-paid cellular service on a resale basis through the sale of pre-paid debit cards. Prepaid debit cards allow users to make calls from a cellular phone based on a prepaid dollar amount that has been credited to the card. Prepaid debit card applications include promotional campaigns, fund raising for charitable organizations and budgeted out-of-town calling for traveling employees. In addition, prepaid debit cards allow cellular resale companies to generate revenues from a base of customers who would otherwise not have the opportunity to take advantage of cellular services due to credit problems or who need to limit the usage of cellular service. For example, a developing niche market for prepaid cellular debit cards are college students. Under the name "Wireless Outlet", Wireless Outlet currently sells prepaid cellular cards in Ohio, and is also in the process of expanding its business to other states.

PATENTS, COPYRIGHTS AND LICENSES

         The Company does not have any patents or copyrights nor does the Company believe patents or copyrights play a material role in its business. Other than the Company's FCC licenses, the Company's only license is for the use of the service mark and trademark CELLULAR ONE(R), which is also licensed to many of the non-wireline cellular systems in the United States. In August, 1997, the owners of such mark entered into a new agreement with OCOM Corporation, with an effective fifteen-year term, which agreement was assigned to a subsidiary of the Company. Under the Cellular One(R) Agreement, the Company is required to maintain certain service quality standards and to pay licensing and other fees for the use of the service mark.

COMPETITION

         The telecommunications industry and all of its segments are highly competitive. CoreComm's CLEC Business, which is in the development stage, will operate this highly competitive environment. The Company expects that competition will continue to intensify in the future due to the increase in the size, resources and number of market participants. In each of its markets, the Company faces competition from larger, better capitalized incumbent providers.

         In the local exchange markets, the Company's principal competitor will be the ILEC. The Company also faces competition or prospective competition from one or more CLECs, many of which have significantly greater financial resources than the Company. For example, AT&T, MCI and Sprint, have each begun to offer local telecommunications services in major U.S. markets using their own facilities or by resale of the ILECs' or other providers' services. In fact, certain competitors, including AT&T, MCI and Sprint, have entered into interconnection agreements with Ameritech with respect to the States of Michigan and Ohio in which the Company operates. These competitors either have begun or in the near future likely will begin offering local exchange service in those states, subject to the joint marketing restrictions under the Telecommunications Act. In addition to long distance service providers and existing CLECs, entities that are potentially capable of offering switched services include cable television companies, electric utilities, microwave carriers, wireless telephone system operators and large customers who build private networks. Many facilities-based CLECs have committed substantial resources to building their networks or to purchasing CLECs or IXCs with complementary facilities. By building or purchasing a network or entering into interconnection agreements or resale agreements with ILECs, including Bell Operating Companies ("BOCs"), and IXCs, a provider can offer single source local and long distance services similar to those offered by the Company. Some of these CLECs and other facilities- based providers of local exchange service are acquiring or being acquired by IXCs. While certain of these combined entities may continue to be subject to the joint marketing restrictions in the Telecommunications Act, others will not be subject to such restrictions. Some of these combined entities may have resources far greater than those of the Company. These combined entities may provide a bundled package of telecommunications products, including local and long distance telephony, that is in direct competition with the products offered by the Company.

         Under the Telecommunications Act and related federal and state regulatory initiatives, barriers to local exchange competition are being removed. The availability of broad-based local resale and introduction of facilities- based local competition are required before the BOCs may provide in-region interexchange long distance services. Also, the largest long distance carriers (AT&T, MCI, Sprint and any other carrier with 5% or more of the pre-subscribed access lines) are prevented under the Telecommunications Act from bundling local services resold from an BOC in a particular state with their long distance services until the earlier of (i) February 8, 1999 or (ii) the date on which the BOC whose services are being resold obtains in-region long distance authority in that state. The BOCs are currently allowed to offer certain in-region "incidental" long distance services (such as cellular, audio and visual programming and certain interactive storage and retrieval functions) and to offer virtually all out-of-region long distance services.

         Section 271 of the Telecommunications Act prohibits a BOC from providing long-distance service that originates (or in certain cases terminates) in one of its in-region states until the BOC has satisfied certain statutory conditions in that state and has received the approval of the FCC. The FCC to date has denied each application for such approval, including the application of Ameritech for in-region long distance authority in Michigan.
The Company anticipates that a number of BOCs, including Ameritech, will file additional applications for in-region long distance authority in certain states in 1998. The FCC will have 90 days from the date an application for in-region long distance authority is filed to decide whether to grant or deny the application. Based on continuing legal challenges, the Company does not believe that any BOC will provide in-region long distance services on a significant basis prior to 1999.

         Once the BOCs are allowed to offer widespread in-region long distance services, both they and the largest IXCs will be in position to offer single-source local and long distance services similar to those offered by the Company. On December 31, 1997, a United States District Court judge in Texas held unconstitutional certain sections of the Telecommunications Act, including
Section 271. This decision, which has been stayed pending appeal, would permit the three BOCs that are parties in the case to begin offering widespread in-region long distance services. Unless overturned on appeal, this decision could have a material adverse effect on the Company. Although there can be no assurance as to the outcome of this litigation, the Company believes that significant parts of the District Court decision may be reversed or vacated on appeal.

         While new business opportunities will be made available to the Company through the Telecommunications Act and other federal and state regulatory initiatives, regulators are likely to provide the ILECs with an increased degree of flexibility with regard to pricing of their services as competition increases. Although the Ameritech resale agreement contains certain pricing protections, including adjustments in the wholesale rates to be consistent with any changes in the Ameritech retail rates, if the ILECs elect to lower their rates and sustain lower rates over time, this may adversely affect the revenues of the Company and place downward pressure on the rates the Company can charge. The Company believes the effect of lower rates may be offset by the increased revenues available by offering new products and services to its target customers, but there can be no assurance that this will occur. In addition, if future regulatory decisions afford the LECs excessive pricing flexibility or other regulatory relief, such decisions could have a material adverse effect on the Company.

         Competition for the Company's products and services is based on price, quality, network reliability, service features and responsiveness to customers needs. A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to the Company. Many of the Company's existing and potential competitors have financial, technical and other resources significantly greater than those of the Company. In addition, in December 1997 the FCC issued rules to implement the provisions of the World Trade Organization Agreement on Basic Telecommunications, which was drafted to liberalize restrictions on foreign ownership of domestic telecommunications companies and foreign telecommunications companies to enter domestic markets. The new FCC rules went into effect in February 1998 and make it substantially easier for many non-U.S. telecommunications companies to enter the U.S. market, thus further increasing the number of competitors. The new rules also give non-U.S. individuals and corporations greater ability to invest in U.S. telecommunications companies, thus increasing the financial and technical resources available to the Company and its existing and potential competitors.

         Pay television operators face competition from other sources of entertainment, such as movie theaters and computer on-line services. Further, premium movie services offered by cable television systems have encountered significant competition from the home video industry. In areas where several off-air television broadcasts can be received without the benefit of cable televison, cable television systems have experienced competition from such broadcasters.

         Many actual and potential competitors have greater financial, marketing and other resources than the Company. No assurance can be given that the Company will be able to compete successfully.

See "--REGULATION - LMDS" and "RISK FACTORS -- Competition from Suppliers of Telecommunication Services."

REGULATION

OVERVIEW

         Telecommunications services provided by the Company are subject to regulation by federal, state and local government agencies. At the federal level, the FCC has jurisdiction over interstate and international services. Jurisdictionally, interstate services are communications that originate in one state and terminate in another. Intrastate services are communications that originate and terminate in a single state. State public service commissions ("State PSCs") exercise jurisdiction over intrastate services. Additionally, municipalities and other local government agencies may regulate limited aspects of the Company's business, such as use of government-owned rights-of-way and construction permits. The Company's networks are also subject to numerous local regulations such as building codes, franchise and right-of-way licensing requirements.

TELECOMMUNICATIONS ACT OF 1996

         On February 8, 1996, the Federal Telecommunications Act of 1996 was signed into law. The Telecommunications Act has and will continue to result in substantial changes in the marketplace for telecommunications services. These changes include opening local exchange services to competition and will result in a substantial increase in the addressable services for the Company. Among its more significant provisions, the Telecommunications Act (i) removes legal barriers to entry into all telecommunications services, such as long distance and local exchange services, (ii) requires ILECs to "interconnect" with competitors, (iii) establishes procedures for ILEC entry into new services, such as long distance and cable television, (iv) relaxes regulation of telecommunications services provided by ILECs and all other telecommunications service providers, and (v) directs the FCC to establish an explicit subsidy mechanism for the preservation of universal service. As a component of the need for explicit subsidy mechanism for universal service, the FCC was also directed by Congress to revise and make explicit subsidies inherent in the current access charge system.

REMOVAL OF ENTRY BARRIERS

         Prior to enactment of the Telecommunications Act, many states limited the services that could be offered by a Company competing with the ILEC. See "--State Regulation." The Telecommunications Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any entity from providing interstate or intrastate telecommunications services.

         The provisions of the Telecommunications Act should enable the Company to provide a full range of local telecommunications services in any state. Although the Company will be required to obtain certification from the State PSCs in almost all cases, the Telecommunications Act should limit substantially the ability of a State PSC to deny a request for certification filed by the Company. The provisions of the Telecommunications Act also reduces the barriers to entry by other potential competitors and therefore increases the level of competition the Company will likely face in all its markets. See "--Competition."

INTERCONNECTION WITH LEC FACILITIES

         A Company cannot compete effectively with the ILEC in switched local telephone services unless it is able to connect its facilities with the ILEC and obtain access to certain essential services and resources under reasonable rates, terms and conditions. The Telecommunications Act imposes a number of access and interconnection requirements on all local exchange providers, including CLECs, with additional requirements imposed on non-rural ILECs. These requirements will provide access to certain networks under reasonable rates, terms and conditions. Specifically, LECs must provide the following:

                 Telephone Number Portability. Telephone number portability enables a customer to keep the same telephone number when the customer switches LECs.

                 Dialing Parity. All LECs must provide dialing parity, which means that a customer calling to or from a CLEC network cannot be required to dial more digits than is required for a comparable call originating and terminating on the LEC's network.

                 Reciprocal Compensation. The duty to provide reciprocal compensation means that LECs must terminate calls that originate on competing networks in exchange for a given level of compensation and that they are entitled to termination of calls that originate on their network for which they must pay a given level of compensation.

                 Resale. LECs generally may not prohibit or place unreasonable restrictions on the resale of their services. In addition, ILECs must offer bundled local exchange services to resellers at a wholesale rate that is less than the retail rate charged to end users.

                 Access to Rights-of-Way. All ILECs, CLECs and certain other utilities must provide access to their poles, ducts, conduits and rights-of-way on a reasonable, nondiscriminatory basis.

                 Unbundling of Network Elements. ILECs must offer access to various unbundled elements of their network. This requirement allows new entrants to purchase at cost-based rates elements of an ILEC's network that may be necessary to provide service to a new entrant's customers.

         While the Telecommunications Act generally requires ILECs to offer interconnection, unbundled network elements and resold services to CLECs, LEC-CLEC interconnection agreements may have short terms, requiring the CLEC to renegotiate the agreements. LECs may not provide timely provisioning or adequate service quality, thereby impairing a CLEC's reputation with customers who can easily switch back to the LEC. In addition, the prices set in the agreements may be subject to significant rate increases if state regulatory commissions establish prices designed to pass on to the CLECs part of the intrastate cost of providing universal service.

         On July 2, 1996, the FCC ordered all LECs to begin phased development of a long-term service provider number portability method in the 100 largest Metropolitan Statistical Areas ("MSAs") no later than October 1, 1997, and to complete deployment in those MSAs by December 31, 1998. After December 31, 1998, each LEC must make number portability available within six months after receiving a specific request by another telecommunications carrier in areas outside the 100 largest areas MSAs in which the requesting carrier is operating or plans to operate. Until long-term service number portability is available, all LECs must provide currently available number portability measures as soon as reasonably possible after a specific request from another carrier.

         On August 8, 1996, the FCC released its orders concerning the interconnection obligations of all telecommunications carriers and ILEC pricing of interconnection, resale and unbundled elements (the "Local Competition Orders").

         On July 18, 1997, the U.S. Court of Appeals for the Eighth Circuit ("Eighth Circuit") vacated certain portions of the Local Competition Orders. The Eighth Circuit decision created uncertainty about individual states' rules governing the pricing, terms and conditions of interconnection agreements, and may make negotiating and enforcing such agreements more difficult and protracted.

         On August 22, 1997, the Eighth Circuit issued an order vacating the FCC's dialing parity rules to the extent they apply to intrastate traffic and certain non-toll interstate services. On October 14, 1997, the Eighth Circuit vacated an FCC rule that obligated ILECs, under certain circumstances, to provide combinations of network elements, rather then provide them individually. This decision may make it more difficult or expensive for competitors to use combinations of ILEC elements.

         The U.S. Supreme Court accepted for review the Eighth Circuit's decision on the Local Competition Orders, but is not expected to issue a decision before the end of 1998. On January 22, 1998 the Eighth Circuit ruled that the FCC cannot apply its local competition pricing rules in reviewing applications of the BOCs for authorization to provide long distance services that originate and certain services that terminate in their regions. If upheld, this decision could make it somewhat easier for BOCs to enter the market for in-region long distance services.

         Various parties have requested that the FCC reconsider its orders implementing the Telecommunications Act. There is uncertainty as to how the courts and FCC will affect these rules, and how State PSCs will act in light of the Telecommunications Act and the FCC rules.

         Finally, continuing challenges to state and federal rules and policies implementing the Telecommunications Act, and individual actions by State PSCs could cause the Company to incur substantial legal and administrative expenses.

LEC ENTRY INTO NEW MARKETS

         The Company's principal competitor in each area it enters is the ILEC. See "--Competition." Prior to the enactment of the Telecommunications Act, the BOCs generally were prohibited by the consent decree that broke up the Bell System from providing interLATA (i.e., long distance) services. Section 271 of the Telecommunications Act established procedures under which a BOC can provide interLATA services originating from (and in certain cases, terminating in) its telephone service area ("in-region" interLATA service). BOCs are currently permitted to provide interLATA services to customers outside of their local service areas ("out-of-region" interLATA service), and interLATA service in conjunction with their mobile telephone service offerings ("incidental" interLATA service). Before a BOC can provide non-incidental in-region interLATA service, it must enter into a state-approved interconnection agreement with a Company that provides local exchange service to business and residential customers predominantly over its own facilities, and receive FCC approval. The interconnection offered or provided by the BOC must comply with a "competitive checklist" that incorporates the interconnection requirements discussed above. See "--Interconnection with LEC Facilities."

         Section 271 approval from the FCC will enable a BOC to provide customers with a full range of local and long distance telecommunications services. The provision of interLATA services by BOCs is expected to reduce the market share of the major long distance carriers, which may be significant customers of the Company's services. Consequently, the entry of the BOCs into the long distance market may have adverse consequences on the ability of CLECs both to generate access revenues from the IXCs and to compete in offering a package of local and long distance services. To date, FCC authority to provide in-region interLATA service has been sought by Ameritech in Michigan, Southwestern Bell in Oklahoma and BellSouth in South Carolina and Louisiana. The Department of Justice opposed each of these requests, and the FCC denied them. More BOC requests to provide in-region interLATA service are expected to be filed with the FCC in the near future.

         Further FCC rulings on Section 271 applications have been complicated by a Texas Federal District Court ruling on December 31, 1997 that Section 271 of the Telecommunications Act is unconstitutional. On February 11, 1998, the District Court granted a request for stay of its decision pending the outcome of an appeal on the merits to the U.S. Court of Appeals for the Fifth Circuit.

RELAXATION OF REGULATION

         A long-term goal of the Telecommunications Act is to increase competition for telecommunications services, thereby reducing the need for regulation of these services. To this end, the Telecommunications Act requires the FCC to streamline its regulation of ILECs and permits the FCC to forbear from regulating particular classes of telecommunications services or providers. Since the Company is a non-dominant carrier and, therefore, is not heavily regulated by the FCC, the potential for regulatory forbearance likely will be more beneficial to the ILECs than the Company in the long run.

         In an exercise of its "forbearance authority," the FCC ruled that nondominant IXCs will no longer be able to file tariffs with the FCC concerning their long distance services. This order has been stayed pending review in the U.S. Court of Appeals for the District of Columbia.

         Pursuant to the forebearance provisions of the Telecommunications Act, in June 1997, the FCC adopted an order allowing nondominant providers of exchange access service the option of tariffing or detariffing their services. The FCC also requested further comment on whether to mandate the detariffing of exchange access services.

UNIVERSAL SERVICE AND ACCESS CHARGE REFORM

         On May 8, 1997, the FCC issued an order to implement the provisions of the Telecommunications Act relating to the preservation and advancement of universal telephone service. This order requires all telecommunications carriers providing interstate telecommunications services, including the Company, to contribute to universal service support.

         In a related proceeding, on May 16, 1997, the FCC issued an order to implement certain reforms to its access charge rules. Access charges are charges imposed by LECs on long distance providers for access to the local exchange network, and are designed to compensate the LEC for its investment in the local network. The FCC regulates interstate access and the states regulate intrastate access. This order required ILECs to substantially decrease over time the prices they charge for switched and special access and changed how access charges are calculated. These changes are intended to reduce access charges paid by IXCs to LECs and shift certain usage-based charges to flat-rated, monthly per- line charges. To the extent that these rules are effective in reducing access charges, the ability of the Company to provide customers with lower-cost access services might be impaired. Additionally, the FCC ruled that ILECs may no longer impose certain interconnection charges on competitive providers that interconnect with the ILEC at the incumbent's end offices but do not use the ILEC's transport facilities.

         These FCC orders are subject to petitions seeking reconsideration by the FCC and petitions for review before U.S. Courts of Appeals. Until the time when any such review proceeding or appeals are decided, there can be no assurance of how these orders will be implemented, or what effect these orders will have on competition within the telecommunications industry, generally, or on the competitive position of the Company, specifically.

         Some State PSCs are currently considering actions to preserve universal services and promote the public interest. The actions may impose conditions on the authorizations issued to the Company which could increase the cost to the Company of providing services, or could otherwise affect the Company's flexibility to offer certain services.

FEDERAL REGULATION GENERALLY

         Through a series of proceedings, the FCC has established different levels of regulation for "dominant carriers" and "non-dominant carriers." Only ILECs are classified as dominant; all other providers of domestic interstate services are classified as non-dominant carriers. As a non-dominant carrier, the Company is subject to relatively limited regulation by the FCC. The Company must offer interstate services at just and reasonable rates in a manner that is not unreasonably discriminatory.

         The FCC has adopted rules requiring ILECs to provide "collocation" to CLECs for the purpose of interconnecting their competing networks. Under the rules adopted by the Local Competition Orders, ILECs are required to provide either physical collocation or virtual collocation at their switching offices.

         As discussed earlier, all LECs, including CLECs, must make their services available for resale by other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic and provide dialing parity and telephone number portability. In addition, the Telecommunications Act requires all telecommunications carriers to contribute to the universal service mechanism established by the FCC and to ensure that their services are accessible to and usable by persons with disabilities. Moreover, the FCC is currently engaged in a number of rulemakings in which it is considering regulatory implications of various aspects of local exchange competition. Any or all of the proceedings may negatively affect CLECs, including the Company.

         The FCC could grant ILECs substantial pricing flexibility with regard to interstate access services. The May 21, 1997 order reforming the FCC's price cap formula affords LECs greater flexibility in establishing rates and provides additional incentives to foster efficiency. To the extent these regulatory initiatives enable or require ILECs to offer selectively reduced rates for access services, the rates the Company may charge for access services will be constrained. The Company's rates also will be constrained by the fact that competitors other than the ILECs are subject to the same streamlined regulatory regime as the Company and can price their services to meet competition.

         To promote the development of the Internet, the FCC has treated traffic to ISPs terminated in the local exchange as local calls, for which end user customers normally pay fixed monthly charges or low per-minute rates up to a cap. ILECs contend that traffic routed to the Internet is interstate in nature and that the charge for such calls should be charged at a different rate. The FCC is considering such changes. If the FCC changes its policy and requires a different payment arrangement for Internet calls routed through local ISPs, CLECs may no longer receive the benefit of substantial call-termination revenue from LECs for CLEC ISP customers whose traffic is mostly inbound (such that CLEC payments to the LEC for terminating calls are minimal).

         The Telecommunications Act and FCC rules adopted thereunder protect the privacy of certain information about telecommunications customers that a carrier, such as the Company, acquires by virtue of its provision of telecommunications services to such customers. Protected information, known as Customer Proprietary Network Information ("CPNI"), includes information related to the quantity, technical configuration, type, destination, and the amount of use of a telecommunications service. A carrier may not use CPNI acquired through one of its service offerings to market certain other service offerings without the approval of the affected customers. These restrictions may affect the Company's ability to market a variety of packaged services to existing customers.

STATE REGULATION GENERALLY

         Most State PSCs require companies that wish to provide intrastate common carrier services to be certified to provide such services. These certifications generally require a showing that the carrier has adequate financial, managerial and technical resources to offer the proposed services in a manner consistent with the public interest.

         In addition to obtaining certification, the Company must negotiate terms of interconnection with the ILEC before it can begin providing switched services. Under the Telecommunications Act, the FCC has adopted interconnection requirements, certain portions of which have been overturned by the Eighth Circuit. See "--Telecommunications Act of 1996--Interconnection with LEC Facilities." The Company, through OCOM and Digicom, has entered into interconnection agreements with Ameritech.

         The Company is not presently subject to price regulation. Most states require CLECs to file tariffs setting forth the terms, conditions and prices for intrastate services. Some states permit tariffs to list a rate range or set prices on an individual case basis.

         Several states provide ILECs with flexibility for their rates, special contracts (selective discounting) and tariffs, particularly for services deemed subject to competition. This pricing flexibility increases the ability of the ILEC to compete with the Company and constrains the rates the Company may charge for its services. In light of the additional competition that is expected to result from the Telecommunications Act, states may grant ILECs additional pricing flexibility. At the same time, some ILECs may request increases in local exchange rates to offset revenue losses due to competition.

REGULATION OF RESELLERS

         The FCC has defined resale as an activity in which a party (the reseller) subscribes to the services or facilities of a facilities-based provider (or another reseller) and then reoffers communications services to the public for profit, with or without adding value. Resellers are common carriers generally subject to all rules and regulations placed on providers of the underlying services by either the FCC or the states in which they operate. The FCC has held that prohibitions on the resale of common carrier services are unjust, unreasonable, and unlawfully discriminatory in violation of the Communications Act. Accordingly, all common carriers must make their services available for resale at rates, terms, and conditions that do not unreasonably discriminate against resellers. The 1996 Act imposed the additional duty upon ILECs to make their services available for resale at wholesale rates. The FCC adopted specific requirements for determining such wholesale rates for local telecommunications services, but the FCC's rules were vacated by the Eighth Circuit Court of Appeals. The U.S. Supreme Court has accepted an appeal of the Eighth Circuit's decision. Unless or until the FCC's rules are reinstated, each state is free to adopt its own rules regarding the wholesale pricing of local services for resale. As to other telecommunications services, however, there is no regulation that requires discounts to resellers below those offered to end users of the same quantities of like services. The FCC has determined that because of the competitive development of broadband commercial mobile radio service ("CMRS," i.e., cellular PCS, and certain SMR services), broadband CMRS providers will not be required to offer their services for resale after a date that is five years after the FCC awards the last PCS license.

LOCAL GOVERNMENT AUTHORIZATIONS

         Some jurisdictions where the Company may provide service, require license or franchise fees based on a percent of certain revenues. There are no assurances that jurisdictions that do not currently impose fees will not seek to impose fees in the future. In many markets, other companies providing local telecommunications services, particularly the ILECs, currently are excused from paying license or franchise fees or pay fees that are materially lower than those that would be required from new competitors such as the Company. The Telecommunications Act requires jurisdictions to charge nondiscriminatory fees to all telecommunications providers, but it is uncertain how quickly this requirement will be implemented by particular jurisdictions in which the Company operates or plans to operate or whether it will be implemented without a legal challenge initiated by the Company or another CLEC.

LMDS

         In March, 1997 the FCC established service and auction rules for a new wireless service that it named Local Multipoint Distribution Service ("LMDS"). The FCC allocated two frequency blocks in each of 493 Basic Trading Areas ("BTAs") in the U.S. to LMDS: Block A with 1,150 MHZ of spectrum in the 28 GHz and 31 GHz bands, and Block B with 150 MHZ in the 31 GHz band. LMDS licenses will be awarded for ten-year terms with renewal expectancies provided to licensees that make a showing of substantial service in their licensed areas.

         LMDS may be used to provide any kind of communications service on a common carrier or non-common-carrier basis. Radio frequencies in the 28 and 31 GHz bands are generally capable of only "line-of-sight" transmission and reception, are subject to interference from certain weather conditions, and do not lend themselves to mobile applications. LMDS is expected to be used for the delivery of various broadband services to homes and offices, including telecommunications, Internet access, and two-way video. The single currently operating U.S. LMDS system provides analog video service to homes in a portion of the New York metropolitan area. At least seven other countries, including Canada and Mexico, have licensed LMDS on either a permanent or experimental basis. LMDS licensees are expected to be able to provide a wide array of services, two-way capabilities, and high capacity through the use of newer digital equipment and transmission mechanisms. The FCC expects that Block A LMDS licensees especially, by applying cellular-style frequency re-use technology to an already large frequency bandwidth, have the potential to become competitors to ILECs and cable operators. Accordingly, the LMDS rules prohibit ownership of Block A licenses by ILECs and incumbent cable operators prior to July, 2000, but permit an applicant that would otherwise be prohibited from holding a Block A license to apply for a waiver of the ownership restriction by showing that it does not have market power in its telephone or cable service area.

         The FCC held a simultaneous, multiple-round auction for the 986 LMDS licenses which closed on March 25, 1998. 104 winning participants bid a total of $578,663,029 for 864 licenses. No auction participant placed the minimum opening bid on any of the remaining 122 licenses, which are expected to be the subject of a future reauction. CoreComm won 15 Block A licenses for BTAs encompassing substantially all population centers in the state of Ohio, for a total bid of $25,241,133. Auction participants that had average gross revenues for the previous three years of $75 million or less, when aggregated with all commonly controlled affiliates, were entitled to bidding credits of 25%, 35%, or 45%. CoreComm did not qualify for any bidding credit.

         On April 16, 1998, the FCC issued a public notice that it had accepted the final applications of the LMDS auction winners, including CoreComm. The notice stated that, unless there were oppositions to such applications, the FCC would be prepared to grant LMDS licenses to the auction winners sometime after May 19, 1998. Six small ILECs that were top bidders for BTAs in which they provide telephone service applied for waivers of the LMDS ownership rules. Although any oppositions to LMDS applicants are likely to be focused on auction winners that took advantage of bidding credits or are seeking waivers of FCC rules and CoreComm is not among such applicants, the FCC will not award CoreComm's licenses until the mandatory public notice period has elapsed, any oppositions to its application have been disposed of in CoreComm's favor, and CoreComm pays the remaining amount of its high bids. There can be no assurance that LMDS will develop into a technically and commercially feasible business.

FUTURE INTERNATIONAL OPERATIONS

         The Company may ultimately expand its operations to other countries. The FCC requires every carrier that intends to originate international telecommunications from within the U.S., either through the use of its own facilities or on a resale basis, to secure in advance an authorization from the FCC pursuant to Section 214 of the Communications Act (a "214 Authorization"). Additionally all such carriers must file with the FCC a tariff containing the rates, terms, and conditions of their international service offerings. In applying for a 214 Authorization, a carrier must disclose any affiliations with or special concessions from foreign carriers or nations. The FCC has streamlined its procedures for granting 214 Authorizations, providing routine grant of such authorizations in 35 days unless an application is formally opposed or the applicant is affiliated with a carrier that controls bottleneck telecommunications facilities in a foreign country, in which case the applicant may be subject to more stringent regulation as a "dominant" carrier. Additionally, applicants affiliated with foreign carriers in countries that are signatories to the Telecommunications Annex to the World Trade Organization General Agreement of Trade in Services, including Canada, have a reduced burden of demonstrating their "non-dominance." Carriers that have received 214 Authorizations are subject to certain reporting requirements, must file contracts with foreign correspondents, and are restricted in the provision of certain services to certain nations, such as the use of resold private lines for switched services and the provision of any services to countries on the FCC's "exclusion list." The Company applied for a 214 Authorization for both facilities-based and resale international services on May 1, 1998 and has not yet filed a tariff for its proposed international services.

PROPERTIES

         The Company leases office space which is adequate to meet its needs at present and its expected needs for the foreseeable future.

LEGAL PROCEEDINGS

         The Company is not engaged in any legal disputes that are expected to have a material adverse effect on its operations.

                                   MANAGEMENT

DIRECTORS

         The Board of Directors of the Company and of CCPR consists of the seven persons listed below (other than Ted H. McCourtney who does not serve on CCPR's Board of Directors), each of whom will be elected for a term expiring at the annual meeting of stockholders indicated below and until his successor shall have been elected and qualified.


Name                            Age        Term Expires at Annual Meeting In
----                            ---        ---------------------------------
Alan J. Patricof                 63                       2001

Warren Potash                    66                       2001

Sidney R. Knafel                 67                       2002

Ted H. McCourtney                59                       2002

Del Mintz                        70                       2002

George S. Blumenthal             54                       2000

J. Barclay Knapp                 41                       2000

         Set forth below is a brief description of the present and past business experience of each of the persons who serve as directors of the
Company:

         ALAN J. PATRICOF, a director of the Company since March 18, 1998, has been a director of CCPR from the date of the February 1992 distribution by Cellular Communications, Inc. ("CCI") to its stockholders of the Common Stock of the Company's predecessor (the "CCI Distribution") and is Chairman of Patricof & Co. Ventures, Inc., a venture capital firm he founded in 1969. Mr. Patricof also serves as a director of Cellular Communications International, Inc. ("CCII"), NTL Incorporated ("NTL") and other privately owned companies.

         WARREN POTASH, a director of the Company since March 18, 1998, has been a director of CCPR from the date of the CCI Distribution. Mr. Potash retired in 1991 as President and Chief Executive Officer of the Radio Advertising Bureau, a trade association, a position he held since 1989. Prior to that time, and beginning in 1986, he was President of New Age Communications, Inc., a communications consultancy firm. Until his retirement in 1986, Mr. Potash was a Vice President of Capital Cities/ABC Broadcasting, Inc., a position he held since 1970. Mr. Potash is also a director of CCII and NTL.

         SIDNEY R. KNAFEL, a director of the Company since March 18, 1998, and, a director of CCPR from the date of the CCI Distribution, has also been Managing Partner of SRK Management Company, a private investment concern, since 1981. In addition, Mr. Knafel is Chairman of Insight Communications, Inc. and BioReliance Corporation. Mr. Knafel is also a director of General American Investors Company, Inc., IGENE Biotechnology, Inc., CCII, NTL and some privately owned companies.

         TED H. MCCOURTNEY, a director of the Company since March 18, 1998, is a General Partner of Venrock Associates, a venture capital investment partnership, a position he has held since 1970. Mr. McCourtney also serves as a director of Medpartners Inc., Visual Networks, Inc. and several privately owned companies.

         DEL MINTZ, a director of the Company since March 18, 1998, and a director of CCPR from the date of the CCI Distribution, is President of Cleveland Mobile Tele Trak, Inc., Cleveland Mobile Radio Sales, Inc. and Ohio Mobile Tele Trak, Inc., companies providing telephone answering and radio communications services in Cleveland and Columbus, respectively. Mr. Mintz has held similar positions with the predecessors of these companies since 1967.
Mr. Mintz is President of several other companies, and was President and a principal stockholder of Cleveland Mobile Cellular Telephone, Inc. before such company was acquired by a merger with CCI's predecessor in 1985. Mr. Mintz is also a director of CCII, NTL and several privately owned companies.

         GEORGE S. BLUMENTHAL, a director of the Company since March 18, 1998, has been Chairman, Treasurer and a director of CCPR from and prior to the CCI Distribution and was appointed Chief Executive Officer in March 1994. In addition, Mr. Blumenthal is Chairman, Treasurer and a director of NTL. Mr. Blumenthal is also a director of Andover Togs, Inc. Mr. Blumenthal was Chairman, Treasurer and a director of CCII from its organization until April 1994. Mr. Blumenthal was also Chairman, Treasurer and a director of CCI, which positions he held from CCI's founding in 1981 until its merger in 1996 into a subsidiary of AirTouch Communications, Inc. (the "CCI Merger").

         J. BARCLAY KNAPP, a director of the Company since March 18, 1998, was appointed President of CCPR in March 1994 and has been Executive Vice President, Chief Operating Officer and a director of CoreComm from and prior to the CCI Distribution and was Chief Financial Officer from that date to 1997.
He is Executive Vice President, Chief Operating Officer and a director of CCII and he is President, Chief Executive Officer, Chief Financial Officer and a director of NTL. Mr. Knapp was also Executive Vice President, Chief Operating Officer, Chief Financial Officer and a director of CCI until the CCI Merger.

         Following the Distribution, the Company may expand the Board of Directors to include additional independent directors. The identities of such additional independent directors have not yet been determined and will not be determined prior to the Distribution.

CLASSIFIED BOARD OF DIRECTORS

         The Company's Certificate of Incorporation provides for a classified Board of Directors consisting of three classes as nearly equal in number as possible with the directors in each class serving staggered three-year terms. Initially, the Class I directors will be George S. Blumenthal and J. Barclay Knapp; the Class II directors will be Alan J. Patricof and Warren Potash and the Class III directors will be Sidney R. Knafel, Ted H. McCourtney and Del Mintz. The terms of the Class I, Class II and Class III Directors will expire initially in 2000, 2001 and 2002, respectively. At each annual meeting of the stockholders of the Company, the successors to the class of directors whose term expires will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following their election. See "DESCRIPTION OF COMPANY CAPITAL STOCK."

COMMITTEES OF THE BOARD OF DIRECTORS

         The Board of Directors intends to establish a Compensation and Option Committee and an Audit Committee. Messrs. Knafel and Mintz will serve as members of the Board of Directors' Compensation and Option Committee and Messrs. Mintz, Patricof and Potash will serve as members of the Board of Directors' Audit Committee. The Compensation and Option Committee will review and make recommendations regarding annual compensation for Company officers and the Audit Committee will oversee the Company's financial reporting process on behalf of the Company's Board of Directors. There are no other plans to establish committees of the Board of Directors. Directors will be reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors and the committees.

EXECUTIVE OFFICERS

         The following table sets forth certain information concerning the persons who serve as executive officers of the Company. George S. Blumenthal, J. Barclay Knapp, Richard J. Lubasch and Gregg Gorelick also serve as executive officers of CCPR. Executive officers of the Company and CCPR are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

Name                                          Age   Title
----                                          ---   -----
George S. Blumenthal  . . . . . . . . . .     54    Chairman of the Board

J. Barclay Knapp  . . . . . . . . . . . .     41    President , Chief Executive Officer and Chief
                                                    Financial Officer

Patty J. Flynt  . . . . . . . . . . . . .     46    Senior Vice President - Chief Operating Officer

Richard J. Lubasch  . . . . . . . . . . .     51    Senior Vice President - General Counsel and
                                                    Secretary

Gregg Gorelick  . . . . . . . . . . . . .     39    Vice President - Controller, Treasurer

Richard H. Bennett  . . . . . . . . . . .     29    Assistant Secretary

         Set forth below is a brief description of the present and past business experience of each of the persons who serve as executive officers of the Company who are not also serving as directors. Descriptions of the persons serving as directors begin on page 56.

         PATTY J. FLYNT has been OCOM Corporation's President since 1996. Ms. Flynt is also Group Managing Director of the Information Services Division of NTL Incorporated. Prior to joining OCOM in 1996, Ms. Flynt was a Vice President of New Par, a joint venture of CCI and AirTouch Communications, Inc. from 1989 until 1996.

         RICHARD J. LUBASCH has been CCPR's Senior Vice President-General Counsel and Secretary from the date of the CCI Distribution. Mr. Lubasch is also Senior Vice President-General Counsel and Secretary of CCII and NTL, as well as Treasurer of CCII. Mr. Lubasch was Vice President, General Counsel and Secretary of CCI from July 1987 until the CCI Merger.

         GREGG GORELICK has been CCPR's Vice President-Controller from the date of the CCI Distribution. From 1981 to 1986 he was employed by Ernst & Whinney (now known as Ernst & Young LLP). Mr. Gorelick is a certified public accountant and was Vice President-Controller of CCI from 1986 until the CCI Merger. Mr. Gorelick holds that position at CCII and NTL.

EXECUTIVE COMPENSATION

         NTL intends to provide certain corporate management, financial, legal and technical services to the Company. Amounts charged to the Company by NTL will consist of salaries and direct costs where identifiable and indirect costs to be allocated to the Company. The executives named in this section will receive salaries from NTL and will be compensated assuming that a certain amount of time will be spent on the business of the Company. To the extent any officer exceeds their allocation, NTL will bill the Company for such services.

BERMUDA RESIDENT REPRESENTATIVE AND SECRETARY

         The Company is required, as a matter of Bermuda law, to maintain a representative presence in Bermuda and has elected to appoint a resident representative. The resident representative is entitled to attend and speak, but not to vote at meetings of the board or any committee of the board or of the shareholders. Hugh Gillespie, an attorney with Appleby, Spurling & Kempe, the Company's Bermuda legal advisor has been appointed as the Company's initial resident representative.

         RICHARD H. BENNETT is employed by A.S. & K. Services Ltd., a Bermuda Corporation, and an affiliate of Appleby, Spurling & Kemp, as a corporate administrator.

STOCK OPTION PLAN

         Under the Company's stock option plan, stock options will be granted to the Company's executive officers. Stock options are designed to align the interests of executives with those of shareholders. The options generally will be granted at an exercise price equal to the market price of the CoreComm Common Stock on the date of grant and vest over a period of five years. Accordingly, the executives will be provided additional incentive to create shareholder value over the long term since the full benefit of the options cannot be realized unless stock price appreciation occurs over a number of years.

         In determining individual options grants, the Compensation Committee will take into consideration the number of options previously granted to that individual, the amount of time and effort dedicated to the Company during the preceding year and expected commitment to the Company on a forward-looking basis. The Compensation Committee will also strive to provide each option recipient with an appropriate incentive to increase shareholder value, taking into consideration their cash compensation levels.

         The Stock Option Plan will be filed as an exhibit to the Registration Statement of which this Information Statement is a part.


                           TREATMENT OF CCPR EMPLOYEE
                       STOCK OPTIONS IN THE DISTRIBUTION

         Certain employees of the Company currently hold CCPR Options pursuant to the CCPR Stock Option Plan (the "CCPR Stock Option Plan"). In connection with the Distribution, and pursuant to the CCPR Stock Option Plan and the related option agreements, an equitable adjustment will be made for each option holder as a result of the Distribution.

                        SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information regarding the anticipated beneficial ownership of CoreComm Common Stock as of the Distribution date, based on ownership of CCPR Common Stock as of June 2, 1998 by (i) each executive officer and director of the Company and (ii) all directors and executive officers as a group.

                                                    Amount and Nature of Beneficial Ownership
                                              -----------------------------------------------------
                                                              Presently
                                              Company        Exercisable
Executive Officers and Directors               Stock          Options(1)      Total      Percent(2)
--------------------------------              -------        -----------    ---------    ----------
George S. Blumenthal(3) . . . . . . . . .      136,449          321,813       458,262       3.30
J. Barclay Knapp  . . . . . . . . . . . .        9,298          401,478       410,776       2.94
Patty J. Flynt  . . . . . . . . . . . . .           --            6,250         6,250         *
Richard J. Lubasch (4)  . . . . . . . . .        3,282          115,185       118,467         *
Gregg Gorelick  . . . . . . . . . . . . .       18,837           37,904        56,741         *
Richard H. Bennett  . . . . . . . . . . .           --               --            --         *
Del Mintz(5)  . . . . . . . . . . . . . .      282,286           23,023       305,309       2.25
Sidney R. Knafel(6) . . . . . . . . . . .      199,249           23,023       222,272       1.64
Ted H. McCourtney(7)  . . . . . . . . . .       10,355           21,523        31,878         *
Alan J. Patricof(8) . . . . . . . . . . .       11,172           23,023        34,195         *
Warren Potash . . . . . . . . . . . . . .          542           20,419        20,961         *
All directors and officers as a group
  (11 in number). . . . . . . . . . . . .      671,470          993,641     1,665,111      11.38

----------------------

*        Represents less than one percent.
(1) Includes shares of CCPR Common Stock purchasable upon the exercise of options which are presently exercisable or become exercisable in the next 60 days.
(2)      Includes Common Stock and Presently Exercisable CCPR Options.
(3) Includes 1,980 shares of Common Stock held by trusts for the benefit of Mr. Blumenthal's children.
(4) Includes 104 shares of Common Stock owned by Mr. Lubasch as custodian for his child, as to which shares Mr. Lubasch disclaims beneficial ownership.
(5) Includes 20,732 shares of Common Stock owned by Mr. Mintz's children or by Mr. Mintz's children as trustees for their children and 25 shares owned by Mr. Mintz's wife, as to which shares Mr. Mintz disclaims beneficial ownership.
(6) Includes 100,449 shares of Common Stock owned by trust accounts for the benefit of Mr. Knafel's children, as to which shares Mr. Knafel disclaims beneficial ownership. An additional 44,617 shares are owned by an adult child of Mr. Knafel, as to which shares Mr. Knafel disclaims beneficial ownership.
(7) Includes 520 shares of Common Stock held by trusts for the benefit of Mr. McCourtney's children, as to which shares Mr. McCourtney disclaims beneficial ownership.

(8) Includes 65 shares of Common Stock owned by Mr. Patricof's wife and 1,436 shares owned by, or in trust account for the benefit of, Mr. Patricof's children, as to which shares Mr. Patricof disclaims beneficial ownership.


                          DESCRIPTION OF COMPANY CAPITAL STOCK

Authorized Capital Stock

         The authorized capital stock of the Company consists of seventy-five million (75,000,000) shares of CoreComm Common Stock and one million (1,000,000) shares of Series A Junior Participating Preferred Stock. On June 1, 1998, there were 1,200,000 shares of Common Stock outstanding. The following description is qualified in all respects by reference to the Memorandum of Association (the "Memorandum") and the By-laws, copies of which will be made available upon request.

Common Stock

         All shares of CoreComm Common Stock participate equally in dividends payable to holders of CoreComm Common Stock when and as declared by the Board of Directors and in net assets available for distribution to holders of CoreComm Common Stock on liquidation or dissolution, have one vote per share on all matters submitted to a vote of the Company's shareholders and do not have cumulative rights in the decision of directors. All issued and outstanding shares of CoreComm Common Stock are fully paid and nonassessable, and the holders thereof do not have pre-emptive rights.

Transfer Agent

         Continental Stock Transfer & Trust Company is the transfer agent and registrar for the Company's Common Stock.

Certain Special Provisions of the By-Laws

         Certain provisions contained in the By-laws could make the acquisition of control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise more difficult. Set forth below is a description of such provisions in the By-laws. Such description is intended as a summary only and is qualified in its entirety by reference to the By-laws and copies of which will be available upon request.

         Classified Board of Directors: The By-laws provide that the Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The Board of Directors consists of the persons referred to in "MANAGEMENT --

Directors and Officers of the Company." At each annual meeting of shareholders, one class of directors will be elected, each year for a three-year term.

         The Company believes that the classified board provision of the By-laws is advantageous to the Company and its shareholders because, by providing that directors will serve three-year terms rather than one-year terms, it will enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors. The Company believes that this, in turn, will permit the board to represent more effectively the interests of all shareholders.

         With a classified Board of Directors, it will generally take a majority shareholder two annual meetings of shareholders to elect a majority of the Board of Directors. As a result, a classified board may discourage proxy contests for the election of directors or purchases of a substantial block of shares because its provisions could operate to prevent obtaining control of the board in a relatively short period of time. The classification provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. In addition, because under the By-laws directors may be removed only for cause, a classified board would delay shareholders who do not agree with the policies of the Board of Directors from replacing a majority of the Board of Directors for two years, unless they can demonstrate the directors should be removed for cause and obtain the requisite vote.

         Number of Directors; Removal; Filling Vacancies: The By-laws provide that the number of directors shall consist of not more than fifteen nor less than three directors. In addition, pursuant to authority conferred under a Shareholders resolution, and subject to any rights of holders of any shares of Preferred Stock, if any, a majority of the Board of Directors then in office is empowered to fill any vacancies on the Board of Directors. Accordingly, the Board of Directors could temporarily prevent any shareholder from obtaining majority representation on the board by enlarging the size of the board and filling the new directorships with its own nominees.

         Under the Bermuda Companies Act, 1981, as amended (the "Companies Act"), a director serving on a classified board may be removed by the shareholders only for cause. Moreover, the By-laws provide that directors may be removed only by the affirmative vote of holders of a least a majority of the voting power of all the then outstanding shares of shares entitled to vote generally in the election of directors (the "Voting Shares"), voting together as a single class.

         Advance Notice Provisions for Shareholder Nominations: The By-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors (the "Nomination Procedure").

         The Nomination Procedure provides that, subject to the rights of holders of any series of Preferred Stock, if any, only persons who are nominated by or at the direction of the Board of Directors or by a shareholder who has given timely written notice to the Secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. Under the Nomination Procedure, to be timely, notice must be received by the Company not less than 75 days nor more than 90 days prior to the annual or special meeting of shareholders, provided, however, that in the event that less than 90 days' notice or prior public disclosure of the meeting date is given or made to shareholders, notice by the shareholder to be timely must be received not later than the fifteenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs.

         Under the Nomination Procedure, a shareholder's notice to the Company proposing to nominate a person for election as a director must contain certain information (i) about each proposed nominee, including, without limitation, (a) the name, age, business address and residence address of the nominee, (b) the principal occupation or employment of the nominee, (c) the class, series and number of shares of capital stock of the Company which are beneficially owned by the nominee, and (d) any other information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors pursuant to the Rules and Regulations of the Commission under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as director if elected) and (ii) about the shareholder proposing to nominate such person, including, without limitation, the name and record address of the shareholder and the class, series and number of shares of capital shares of the Company which are beneficially owned by the shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company. If the officer presiding at a meeting determines that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director and such nomination shall be disregarded.

         By requiring advance notice of nominations by shareholders, the Nomination Procedure will afford the Board of Directors a meaningful opportunity to consider the qualifications of the Proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders about such qualification. Although the By-laws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of procedures to elect its own slate of directors without regard to whether consideration of such nominees might be harmful or beneficial to the Company and its shareholders.

         Preferred Stock: The By-laws authorize the Board of Directors to issue one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the powers, designations, preferences, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, as are stated in resolutions adopted by the Board of Directors providing for the issue of such series and as are permitted by the Companies Act.

         The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as shares of the Common Stock, will be available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any shares exchange on which the Company's securities may be listed or applicable rules of any self-regulatory organization. If the approval of the Company's shareholders is not required for the issuance of shares of Preferred Stock or the Company Common Stock, the Board of Directors does not intend to seek shareholder approval. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its shareholders. The Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt or other transaction that some or a majority of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their shares over the then current market price of such shares.

         Voting Requirements for Certain Business Combinations: The By-laws also provide that, in addition to any affirmative vote required by law, the affirmative vote of holders of two-thirds of the voting power of the Company shall be necessary to approve any "Business Combination" (as defined) proposed by an "Interested Shareholder (as defined). The additional voting requirements will not apply, however, if: (a) the Business Combination was approved by not less than a majority of the Continuing Directors or (ii) a series of conditions are satisfied requiring (in summary) (a) that the consideration to be paid to the Company's shareholders in the Business Combination must be at least equal to the higher of (i) the highest per-share price paid by the Interested Shareholder in acquiring any of the Company's Common Shares during the two years prior the announcement date of the Business Combination or in the transaction in which it becomes an Interested Shareholder (the "Determination Date") whichever is higher or (ii) the fair market value per share of Common Shares on the announcement date or Determination Date, whichever is higher, in either case appropriately adjusted for any stock dividend, stock split, combination of shares or similar event (non-cash consideration is treated similarly) and (b) certain "procedural" requirements are complied with, such as the solicitation of proxies pursuant to the rules of the Securities and Exchange Commission and no decrease in regular dividends (if any) after the Interested Shareholder becomes an Interested Shareholder (except as approved by a majority of the Continuing Directors).

         An "Interested Shareholder' is defined as anyone who is or has announced the intention to become the beneficial owner of a 10% or more of the voting shares and other than any employee share plan sponsored by the Company and includes any person who is an affiliate of the Company and at any time within the prior two-year period prior to the date in question and was the beneficial owner of 10% or more of the voting shares. The term "beneficial "owner" includes person directly and indirectly owning or having the right to acquire or vote the shares. Interested Shareholders participate fully in all shareholder voting.

         A "Business Combination" includes the following transactions: (a) merger or consolidation or amalgamation of the Company or any subsidiary with an Interested Shareholder or with any other corporation or entity which is, or after such merger or consolidation or amalgamation would be, an affiliate of an Interested Shareholder; (b) the sale or other disposition by the Company or a subsidiary of assets having a fair market value of $5,000,000 or more if an Interested Shareholder (or an affiliate thereof) is a party to the transaction;
(c) the adoption of any plan or proposal for the liquidation or dissolution of the Company or for amendment of the By-laws; or (d) any reclassification of securities, recapitalization, merger with a subsidiary, or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of any class of its outstanding stock (or securities convertible into stock) of the Company or a subsidiary owned by an Interested Shareholder (or an affiliate thereof). Determinations of the fair market value of non-cash consideration are made by a majority of the Continuing Directors.

         The term "Continuing Directors" means any member of the Board of Directors of the Company while such person is a member of the Board of Directors, who is not an Affiliate or Associate or representative of the Interested Shareholder and was a member of the Board of Directors prior to the time that the Interested Shareholder became an Interested Shareholder, and any successor of a Continuing Director while such successor is a member of the Board of Directors, who is not an Affiliate or Associate or representative of the Interested Shareholder and is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors.

Shareholder Proposals

         Under the Companies Act the Company must circulate notice of a properly supported shareholder requisition moving a resolution to be passed at the next annual general meeting of the Company, together with a statement of up to 1,000 words in respect of the proposed resolution. The resolution must be supported by the lesser of: 100 shareholders or shareholders representing 5% of the total voting rights eligible at the meeting at which the resolution is proposed to be passed. The resolution and notice will circulated at the expense of the shareholders making the requisition, unless the Company otherwise resolves. The requisition proposing a resolution must be deposited at the registered office of the Company not less than six weeks before the general meeting.

Amendment of Certain Charter and By-law Provisions

         Under the Companies Act, the directors may amend the By-laws of a company subject to the approval of the company's shareholders. The By-laws provide that they may be amended in the manner provided under the Companies Act, provided that the provisions set forth in the By-laws relating to the election and term of directors, the indemnification rights of directors, the amendment of the By-laws and the restrictions on certain business combinations may be amended only by the directors, with the approval by affirmative vote of the holders of at least 66.667% of the Voting Shares.

Shareholder Rights Plan

         The following description of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement, copies of which are available upon request.

         At a meeting held on ______, the Board of Directors adopted the Rights Agreement. The Rights Agreement provides that one Right will be issued with each share of the Common Stock issued (whether originally issued or from the Company's treasury) on or after the date of the Distribution and prior to the Rights Distribution Date (as hereinafter defined). The Rights are not exercisable until the Rights Distribution Date and will expire at the close of business on ______ unless previously redeemed by the Company as described below. When exercisable, each Right entities the owner to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of ______.

         Except as described below, the Rights will be evidenced by all the Common Stock certificates and will be transferred with the Common Stock certificates, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a "Rights Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Common Stock (the "Shares Acquisition Date") or (ii) 10 business days (or such later date as is determined by the Company's Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

         After the Rights Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the Rights Distribution Date and, thereafter the separate Rights certificates alone will represent the Rights.

         The Series A Junior Participating Preferred Stock issuable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $0.01 per share and will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, the holders of the Series A Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $1 per share and will be entitled to an aggregate payment of 100 times the payment made per share of the Common Stock. Each share of Series A Junior Participating Preferred Stock will have 100 votes and will vote together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of the Common Stock are changed or exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 100 times the amount received per share of the Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Junior Participating Preferred Stock's dividend, liquidation and voting rights, the value of one-hundredth of a share of Series A Junior Participating Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of the Common Stock.

         In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price, the Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person (or certain related parties) will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         In the event that, at any time following the Shares Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or the Common Stock is changed or exchanged (other than a merger which follows a Qualifying Offer and satisfies certain other requirements) or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right.

         At any time prior to the earlier of (i) until 10 days following the Shares Acquisition Date, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the $.01 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for the CoreComm Common Stock (or other consideration) or for Common Stock of the acquiring company as set forth above.

         Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Rights Distribution Date. After the Rights Distribution Date, the provisions of the Rights

Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement, provided that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         The Rights have certain anti-takeover effects as they will cause substantial dilution to a person or group that acquires a substantial interest in the Company without the prior approval of the Board of Directors. Among the effects is that the Rights could discourage a takeover attempt that might otherwise allow the holders of Common Stock to sell such Common Stock at a premium to the then current market price or which might otherwise be beneficial to shareholders.

Indemnification of Directors and Officers

         The Companies Act permits the Company to indemnify its directors or officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the Company other than in respect of his own fraud or dishonesty.

         The By-laws provide that every director, officer, committee member and any resident representative of the Company be indemnified against any liabilities, loss, damage or expense incurred or suffered in such capacity, subject to limitations imposed in the Companies Act.

         The By-laws further provide that to the extent that any director, officer, committee member or resident representative of the Company is successful in defending any proceedings, whether civil or criminal, the Company will indemnify the individual for all liabilities incurred in such capacity.

          By-law 151 stipulates that each shareholder and the Company agree to waive any claim or right of action against any director, officer or committee member, in respect of any failure to act or any action taken by such director, officer or committee member in the performance of his duties with or for the Company. The waiver does not extend to claims, rights of action arising from the fraud of the director, officer, committee member or to recover any gain, personal profit or advantage to which such individual is not legally entitled.

         The By-laws permit the Company to advance the expenses incurred in defending any civil or criminal action for which indemnification is required against an undertaking of the indemnified party to repay the amount advanced if it is ultimately determined that the indemnified party is not entitled to be indemnified under the By-laws and subject to a determination by the Board of Directors or, in specified situations, independent legal counsel or a majority vote of the shareholders, that indemnification would be proper in the circumstances.

         There has not been in the past and there is not presently pending any litigation or proceeding involving a director, officer, employee or agent of the Company which could give rise to an indemnification obligation on the part of the Company. In addition, except as described herein, the Board of Directors is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

Interested Directors

         The By-laws provide that any transaction entered into by the Company in which a director has an interest is not voidable by the Company nor can such director be liable to the Company for any profit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of director, or in writing to the directors.

Mergers and Similar Arrangements

         The Company may acquire the business of another Bermuda company similarly exempt from Bermuda taxes or a company incorporated outside Bermuda and carry on such business when it is within the objects of its Memorandum of Association. The Company may also amalgamate with another Bermuda company or with a body incorporated outside Bermuda upon the approval of the board of directors and the holders of 75% of the outstanding shares of the Company, including any shares that would otherwise be non-voting shares. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder's shares if such shareholder is not satisfied that fair value has been paid for such shares. The court ordinarily would not set aside the transaction on that ground absent evidence of fraud or bad faith.

Takeovers

         Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Shareholder's Suit

         A shareholder who considers that the affairs of the Company are being conducted in a manner which is unfairly prejudicial or oppressive to the interests of some of the shareholders may apply to the Bermuda court for relief under the Act. The court may grant such relief as it considers fit. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the Company to remedy a wrong done to the Company where the act complained of is alleged to be beyond the corporate power of the Company or is illegal or would result in the violation of the Memorandum of Association or By-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of the Company's shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action.

Inspection of Corporate Records

         Members of the general public have the right to inspect the public documents of the Company available at the office of the Registrar of Companies in Bermuda, which will include the Memorandum of Association (including its objects and powers) and any alteration to the Memorandum of Association and documents relating to any increase or reduction of authorized capital. The shareholders have the additional right to inspect or obtain copies of the By-laws, minutes of general meetings and audited financial statements of the Company, which must be presented to the annual general meeting of shareholders. The register of shareholders of the Company is also open to inspection by shareholders without charge, and to members of the public for a fee. The Company is required to keep at its registered office a register of its directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Bermuda Taxation

         Under current Bermuda law, there is no Bermuda income tax, withholding tax, capital gains tax or capital transfer tax levied on the Company or its shareholders.

         The Company and its Bermuda subsidiaries have obtained a written undertaking from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (as amended) that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to the Company or any of its operations, or to the shares, debentures or other obligations of the Company, except insofar as such tax applied to persons ordinarily resident in Bermuda and holding such shares, debentures or other obligations of the Company or to any land leased or let to the Company.

                              INDEPENDENT AUDITORS

         The Company has appointed Ernst & Young LLP as the Company's independent auditors to audit the Company's financial statements as of and for the year ending December 31, 1998. Ernst & Young LLP has audited the Company's consolidated balance sheet as of March 31, 1998 and OCOM's financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997.


                             ADDITIONAL INFORMATION

         The Company has filed with the Commission a Registration Statement on Form 10 (the "Registration Statement," which term shall include any amendments or supplements thereto) under the Exchange Act with respect to the shares of CoreComm Common Stock being received by CCPR stockholders in the Distribution. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, 13th Floor, New York, New York 10048. The Commission maintains a web site that contains reports, proxy statements, registration statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

         Following the Distribution, the Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm accompanied by an opinion expressed by such independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information, in each case prepared in accordance with generally accepted accounting principles.

                         INDEX TO FINANCIAL STATEMENTS

                                CORECOMM LIMITED

Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . .  F-2
Consolidated Balance Sheet  . . . . . . . . . . . . . . . . . . . . . . .  F-3
Notes to Consolidated Balance Sheet . . . . . . . . . . . . . . . . . . .  F-4

                       OCOM CORPORATION TELECOMS DIVISION

Condensed Balance Sheet -March 31, 1998 (Unaudited) . . . . . . . . . . .  F-8
Condensed Statements of Operations-Three Months
Ended March 31, 1998 and 1997 (Unaudited) . . . . . . . . . . . . . . . .  F-9
Condensed Statement of Parent's Investment-Three Months
         Ended March 31, 1998 (Unaudited) . . . . . . . . . . . . . . . . F-10
Condensed Statements of Cash Flows-Three Months
         Ended March 31, 1998 and 1997 (Unaudited)  . . . . . . . . . . . F-11
Notes to Condensed Financial Statements (Unaudited) . . . . . . . . . . . F-12

Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . F-14
Balance Sheets-December 31, 1997 and 1996 . . . . . . . . . . . . . . . . F-15
Statements of Operations-Years ended
December 31, 1997, 1996 and 1995  . . . . . . . . . . . . . . . . . . . . F-16
Statement of Parent's Investment (Deficiency)-Years ended
         December 31, 1997, 1996 and 1995 . . . . . . . . . . . . . . . . F-17
Statements of Cash Flows-Years ended
         December 31, 1997, 1996 and 1995 . . . . . . . . . . . . . . . . F-18
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . F-19

                         Report of Independent Auditors

The Board of Directors
CoreComm Limited

We have audited the accompanying consolidated balance sheet of CoreComm Limited and subsidiaries as of March 31, 1998. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of CoreComm Limited and subsidiaries at March 31, 1998 in conformity with generally accounting principles.


                                          ERNST & YOUNG LLP


New York, New York
June 2, 1998

                       CoreComm Limited and Subsidiaries

                           Consolidated Balance Sheet

                                 March 31, 1998


ASSETS
Due from Digicom, Inc.                                                       $     2,000,000
Deferred costs                                                                       185,000
LMDS auction bid                                                                  25,241,000
                                                                             ---------------
Total assets                                                                 $    27,426,000
                                                                             ===============


LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Accrued LMDS auction bid                                                   $     5,251,000

Shareholder's equity
  Series preferred stock - $.01 par value; authorized 1,000,000 shares;
    issued and outstanding none
  Common stock, $.01 par value; authorized 75,000,000 shares; issued
    and outstanding 1,200,000 shares                                                  12,000
  Additional paid in capital                                                      22,173,000
                                                                             ---------------
Total shareholder's equity                                                        22,185,000
                                                                             ---------------
Total liabilities and shareholder's equity                                   $    27,426,000
                                                                             ===============




See accompanying notes.

                       CoreComm Limited and Subsidiaries

                      Notes to Consolidated Balance Sheet


1.  ORGANIZATION

CoreComm Limited (the "Company"), a wholly-owned subsidiary of Cellular Communications of Puerto Rico Inc. ("CCPR"), was formed in March 1998 in order to provide an appropriate vehicle to pursue new telecommunications opportunities outside of Puerto Rico and the U.S. Virgin Islands in an entrepreneurial corporate environment. All of the Company's net assets were contributed by CCPR in March 1998. CCPR intends to distribute to its stockholders 100% of the outstanding shares of the Company on a one-for-one basis (the "Distribution"). As of March 31, 1998, the Company had not yet commenced operations.

After the completion of the acquisitions as described in Note 3, the Company holds, through directly and indirectly wholly owned subsidiaries, entities which operate or hold licenses or applications to operate in the competitive local exchange carrier ("CLEC") business, cellular long distance resale business, landline long distance resale business, prepaid cellular service resale business, centralized telecommunications services ("CTS") business and local multipoint distribution services ("LMDS") business. Aside from the cellular long distance resale business, which has been operating for approximately seven years, these businesses are in early stages of development. The Company's customers are located throughout the United States. The Company does not own its own facilities, instead it purchases capacity on a wholesale basis and sells it at retail rates to end users.

Since a substantial portion of the Company's revenues will be derived from long distance service provided to cellular telephone users, the Company's business is currently dependent on the trends in the use of cellular telephone service. Competition continues to increase in the long distance, local and cellular (or wireless) telecommunications markets. Increased competition has resulted in pricing pressure, which contributes to lower revenues per customer and higher customer acquisition costs.

2.  SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The Company consolidates its wholly-owned subsidiaries and those entities where the Company's interest is greater than 50%. Significant intercompany accounts and transactions are eliminated in consolidation.

                       CoreComm Limited and Subsidiaries

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

DEFERRED COSTS

Deferred costs include legal and other costs incurred in connection with the LMDS auction and application for LMDS licenses from the Federal Communications Commission ("FCC") and with applications for approvals to operate as a CLEC in various states. These costs will be amortized on a straight-line basis over the term of the license or license- equivalent upon the commencement of operations.

LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.


3.  LMDS AUCTION AND ACQUISITIONS

A subsidiary of the Company, Cortelyou Communications Corp., was the successful bidder, for an aggregate of $25,241,000, for 15 Block A LMDS licenses in Ohio. The FCC has allocated two blocks of frequencies (Block A and Block B) to be licensed in each of the 493 Basis Trading Area in the United States and its territories based on an auction that commenced in February 1998 and ended in March 1998. LMDS frequencies are expected to be used for the provision of voice, data, video and Internet services to businesses and homes in competition with incumbent local exchange telephone companies and/or cable television operators. High bidders must submit an application demonstrating their qualifications to hold the licenses they won at auction. The high bids must be paid within ten business days of the announcement by the FCC that an application was accepted.

In March 1998, the Company entered into an agreement to acquire Digicom, Inc., a reseller of Centrex services in Cleveland, Ohio for an aggregate purchase price of $2,000,000. The acquisition was subject to regulatory approval, which was received in April 1998.

In April 1998, the Company acquired for cash of approximately $400,000 all of the operating assets of the Wireless Outlet which operates prepaid cellular and paging businesses on a resale basis in Ohio and other locations in the United States.

In June 1998, the Company acquired for cash of approximately $1,312,000, subject to adjustments, certain operating assets and related liabilities of OCOM Corporation.

                       CoreComm Limited and Subsidiaries

4.  RECENT ACCOUNTING PRONOUNCEMENTS

COMPREHENSIVE INCOME

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company has adopted SFAS No. 130, which had no effect on the consolidated balance sheet.

SEGMENT DISCLOSURES

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company will adopt SFAS No. 131 for its fiscal year ending December 31, 1998, and is evaluating the effect of SFAS No. 131 on its financial statements.

5.  THE DISTRIBUTION

RELATED PARTY TRANSACTIONS

Certain officers and directors of the Company are also officers or directors of NTL Incorporated ("NTL"). NTL intends to provide management, financial, legal and technical services to the Company. Amounts charged to the Company by NTL will consist of salaries and direct costs where identifiable and indirect costs to be allocated to the Company.

The Company's relationship with CCPR is expected to be governed by agreements to be entered into in connection with the Distribution, including a Distribution Agreement and a Tax Disaffiliation Agreement. The Distribution Agreement will provide for, among other things, the amount of the Company's common stock to be issued in the Distribution. The Tax Disaffiliation Agreement will detail the respective obligations concerning various tax liabilities and will provide for cooperation with respect to certain tax matters, the exchange of information and the retention of records.

                       CoreComm Limited and Subsidiaries

5. THE DISTRIBUTION (continued)

DESCRIPTION OF CCPR FUNDING OF THE COMPANY

Prior to the Distribution, CCPR intends to make a capital contribution to the Company of $150,000,000 in cash. CCPR's ability to make the capital contribution is contingent upon the closing of a bank loan to CCPR Services, Inc. ("Services"), a wholly-owned indirect subsidiary of CCPR. Services has a commitment from The Chase Manhattan Bank dated May 14, 1998 for senior secured credit facilities in an aggregate amount of up to $160,000,000, which are subject to customary closing conditions.

STOCK OPTIONS

CCPR has granted options to purchase shares of common stock to officers, employees and directors. As of June 1, 1998, CCPR had options to purchase approximately 3,768,000 shares of common stock outstanding. In connection with the Distribution, each holder of CCPR stock options will receive options to purchase shares of the Company's common stock on a one-for-one basis. The exercise prices of the CCPR and the Company's stock options will be equitably adjusted to reflect the Distribution.

                       OCOM CORPORATION TELECOMS DIVISION
                            CONDENSED BALANCE SHEET
                                  (UNAUDITED)
                                 MARCH 31, 1998


ASSETS

Current assets
    Accounts receivable-trade, less allowance for doubtful
      accounts of $66,000 .........................................   $  459,000
    Inventory .....................................................       66,000
    Other .........................................................      339,000
                                                                      ----------
Total current asset ...............................................      864,000

Fixed assets, net .................................................    1,361,000
Deferred costs, net of accumulated amortization of $109,000 .......           --
                                                                      ----------
                                                                      $2,225,000
                                                                      ==========

LIABILITIES AND PARENT'S INVESTMENT

Current liabilities
    Accounts payable ..............................................   $   20,000
    Accrued expenses ..............................................    1,012,000
                                                                      ----------
Total current liabilities .........................................    1,032,000

Parent's investment ...............................................    1,193,000
                                                                      ----------
                                                                      $2,225,000
                                                                      ==========


See accompanying notes.

                       OCOM CORPORATION TELECOMS DIVISION
                        CONDENSED STATEMENT OF OPERATIONS
                                   (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31
                                                        -----------------------------
                                                           1998              1997
                                                        -----------       -----------
REVENUES
Telecommunications ...............................      $   826,000       $   986,000
Telephone equipment ..............................           27,000                --
                                                        -----------       -----------
                                                            853,000           986,000

COSTS AND EXPENSES
Cost of telephone equipment sold .................           20,000                --
Operating ........................................          415,000           437,000
Selling, general and administrative ..............        1,766,000         1,255,000
Depreciation .....................................          142,000            45,000
Amortization .....................................            2,000             3,000
                                                        -----------       -----------
                                                          2,345,000         1,740,000
                                                        -----------       -----------
OPERATING (LOSS) .................................       (1,492,000)         (754,000)

OTHER INCOME (EXPENSE) ...........................               --                --
                                                        -----------       -----------

NET (LOSS) .......................................      $(1,492,000)      $  (754,000)
                                                        ===========       ===========


See accompanying notes.

                       OCOM CORPORATION TELECOMS DIVISION
                   CONDENSED STATEMENT OF PARENT'S INVESTMENT
                                   (UNAUDITED)


BALANCE, JANUARY 1, 1998.............................................................     $     321,000
         Capital contributions.......................................................         2,364,000
         Net loss for the three months ended March 31, 1998..........................        (1,492,000)
                                                                                          -------------
BALANCE, MARCH 31, 1998..............................................................     $   1,193,000
                                                                                          =============


See accompanying notes.

                       OCOM CORPORATION TELECOMS DIVISION
                       CONDENSED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                                       THREE MONTHS ENDED
                                                                                            MARCH 31
                                                                                 -----------------------------
                                                                                    1998               1997
                                                                                 -----------       -----------
OPERATING ACTIVITIES
Net (loss) ................................................................      $(1,492,000)      $  (754,000)
Adjustments to reconcile net (loss) to net cash used in operating activities:
         Depreciation and amortization ....................................          144,000            48,000
         Provision for losses on accounts receivable ......................           49,000                --
         Changes in operating assets and liabilities:
                  Accounts receivable .....................................         (176,000)            6,000
                  Inventory ...............................................           14,000                --
                  Other current assets ....................................         (291,000)           (3,000)
                  Accounts payable ........................................         (328,000)         (157,000)
                  Accrued expenses ........................................          (50,000)           10,000
                                                                                 -----------       -----------
Net cash (used in) operating activities ...................................       (2,130,000)         (850,000)

INVESTING ACTIVITIES
Purchase of fixed assets ..................................................         (234,000)         (153,000)
Proceeds from disposals of fixed assets ...................................               --             3,000
                                                                                 -----------       -----------
Net cash (used in) investing activities ...................................         (234,000)         (150,000)

FINANCING ACTIVITIES
Capital contributions from OCOM Corporation ...............................        2,364,000         1,000,000
                                                                                 -----------       -----------
Net cash provided by financing activities .................................        2,364,000         1,000,000
                                                                                 -----------       -----------
Net increase (decrease) in cash ...........................................      $         -       $         -
                                                                                 ===========       ===========

See accompanying notes.

                       OCOM CORPORATION TELECOMS DIVISION
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 1.  BASIS OF PRESENTATION

   OCOM Corporation Telecoms Division (the "Company") is a division of OCOM Corporation ("OCOM"). OCOM is a wholly-owned subsidiary of NTL Incorporated ("NTL"). The accompanying unaudited condensed financial statements include the financial position and results of operations of the Company and are prepared on the basis of historical cost from the accounting records of OCOM. The condensed financial statements are presented as if the Company had operated as an independent, stand alone entity for the periods presented.

    As of June 1, 1998, the Company was sold to a subsidiary of CoreComm Incorporated ("CoreComm"). The condensed financial statements do not give effect to the sale.

   The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. For further information, refer to the financial statements and footnotes thereto for the year ended December 31, 1997 included herein.

NOTE 2.  FIXED ASSETS

   Fixed assets at March 31, 1998 consist of:

                  Computer equipment                        $    1,872,000
                  Office furniture                                 224,000
                  Leasehold improvements                           162,000
                  Vehicles                                         155,000
                  Cellular telephones                               27,000
                                                            --------------
                                                                 2,440,000
                  Accumulated depreciation                      (1,079,000)
                                                            --------------
                                                            $    1,361,000
                                                            ==============

                       OCOM CORPORATION TELECOMS DIVISION
                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                             (UNAUDITED) (CONTINUED)



NOTE 3.  ACCRUED EXPENSES

     Accrued expenses at March 31, 1998 consist of:


                  Payroll and related                       $      548,000
                  Toll expense                                      73,000
                  Excise and sales taxes                           173,000
                  Other                                            218,000
                                                            --------------
                                                            $    1,012,000
                                                            ==============


NOTE 4.  RELATED PARTY TRANSACTIONS

     The Company provides billing and software development services to other subsidiaries of NTL and to subsidiaries of CoreComm. Certain officers and directors of CoreComm are officers and directors of OCOM and NTL. Beginning in 1997, the Company charges an amount in excess of its costs to provide these services. The Company's general and administrative expenses were reduced by $82,000 and zero in the three months ended March 31, 1998 and 1997 as a result of these charges.

                         REPORT OF INDEPENDENT AUDITORS


Owner
OCOM Corporation Telecoms Division

We have audited the accompanying balance sheets of OCOM Corporation Telecoms Division as of December 31, 1997 and 1996, and the related statements of operations, parent's investment (deficiency) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OCOM Corporation Telecoms Division at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                    ERNST & YOUNG LLP



Columbus, Ohio
April 24, 1998

                       OCOM CORPORATION TELECOMS DIVISION
                                 BALANCE SHEETS

                                                                                              DECEMBER 31
                                                                                       ---------------------------
                                                                                          1997            1996
                                                                                       ----------      -----------
ASSETS
Current assets
     Accounts receivable-trade, less allowance for doubtful accounts of
         $46,000 (1997) .........................................................      $  332,000      $   507,000
     Inventory ..................................................................          80,000               --
     Other ......................................................................          48,000          127,000
                                                                                       ----------      -----------
Total current assets ............................................................         460,000          634,000

Fixed assets, net ...............................................................       1,269,000          270,000
Deferred costs, net of accumulated amortization of $107,000 (1997) and
     $96,000 (1996) .............................................................           2,000           13,000
                                                                                       ----------      -----------
                                                                                       $1,731,000      $   917,000
                                                                                       ==========      ===========

LIABILITIES AND PARENT'S INVESTMENT (DEFICIENCY)
Current liabilities
     Accounts payable ...........................................................      $  348,000      $   179,000
     Accrued expenses ...........................................................       1,062,000          946,000
                                                                                       ----------      -----------
Total current liabilities .......................................................       1,410,000        1,125,000

Parent's investment (deficiency) ................................................         321,000         (208,000)
                                                                                       ----------      -----------
                                                                                       $1,731,000      $   917,000
                                                                                       ==========      ===========


See accompanying notes.

                       OCOM CORPORATION TELECOMS DIVISION
                            STATEMENTS OF OPERATIONS


                                                               YEAR ENDED DECEMBER 31
                                                   -----------------------------------------------
                                                      1997              1996              1995
                                                   -----------       -----------       -----------
REVENUES
Telecommunications ..........................      $ 3,565,000       $ 5,103,000       $ 4,001,000
Telephone equipment .........................           14,000                --                --
                                                   -----------       -----------       -----------
                                                     3,579,000         5,103,000         4,001,000

COSTS AND EXPENSES
Cost of telephone equipment sold ............           20,000                --                --
Operating ...................................        1,561,000         3,065,000         2,478,000
Selling, general and administrative .........        5,934,000         3,119,000         5,798,000
Depreciation ................................          428,000           138,000           126,000
Amortization ................................           11,000            11,000            11,000
                                                   -----------       -----------       -----------
                                                     7,954,000         6,333,000         8,413,000
                                                   -----------       -----------       -----------
Operating (loss) ............................       (4,375,000)       (1,230,000)       (4,412,000)

Other income (expense) ......................           (4,000)          133,000           258,000
                                                   -----------       -----------       -----------

NET (LOSS) ..................................      $(4,379,000)      $(1,097,000)      $(4,154,000)
                                                   ===========       ===========       ===========


See accompanying notes.

                       OCOM CORPORATION TELECOMS DIVISION
                 STATEMENT OF PARENT'S INVESTMENT (DEFICIENCY)




BALANCE, JANUARY 1, 1995 .............................................      $   353,000
     Capital contributions ...........................................        4,008,000
     Net loss for the year ended December 31, 1995 ...................       (4,154,000)
                                                                            -----------

BALANCE, DECEMBER 31, 1995 ...........................................          207,000
     Capital contributions ...........................................          682,000
     Net loss for the year ended December 31, 1996 ...................       (1,097,000)
                                                                            -----------

BALANCE, DECEMBER 31, 1996 ...........................................         (208,000)
     Capital contributions ...........................................        4,908,000
     Net loss for the year ended December 31, 1997 ...................       (4,379,000)
                                                                            -----------

BALANCE, DECEMBER 31, 1997 ...........................................      $   321,000
                                                                            ===========



See accompanying notes.

                       OCOM CORPORATION TELECOMS DIVISION
                            STATEMENTS OF CASH FLOWS


                                                                              YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------------
                                                                     1997              1996               1995
                                                                  -----------       -----------       ------------
OPERATING ACTIVITIES
Net (loss) .................................................      $(4,379,000)      $(1,097,000)      $ (4,154,000)
Adjustments to reconcile net (loss) to net cash used
     in operating activities:
 Depreciation and amortization .............................          439,000           149,000            137,000
 (Gain) loss on disposal of fixed assets ...................            4,000            (1,000)           (11,000)
 Provision for losses on accounts receivable ...............           46,000                --                 --
 Inventory reserve .........................................           78,000                --                 --
 Changes in operating assets and liabilities:
       Accounts receivable .................................          129,000           129,000           (204,000)
       Inventory ...........................................         (158,000)               --                 --
       Other current assets ................................           79,000             7,000           (102,000)
       Accounts payable ....................................          169,000            82,000             74,000
       Accrued expenses ....................................          116,000           230,000            421,000
                                                                  -----------       -----------       ------------
Net cash (used in) operating activities ....................       (3,477,000)         (501,000)        (3,839,000)

INVESTING ACTIVITIES
Purchase of fixed assets ...................................       (1,435,000)         (183,000)          (180,000)
Proceeds from disposals of fixed assets ....................            4,000             2,000             11,000
                                                                  -----------       -----------       ------------
Net cash (used in) investing activities ....................       (1,431,000)         (181,000)          (169,000)

FINANCING ACTIVITIES
Capital contributions from OCOM Corporation ................        4,908,000           682,000          4,008,000
                                                                  -----------       -----------       ------------
Net cash provided by financing activities ..................        4,908,000           682,000          4,008,000
                                                                  -----------       -----------       ------------
Net increase (decrease) in cash ............................      $        --       $        --       $         --
                                                                  ===========       ===========       ============



See accompanying notes.

                       OCOM CORPORATION TELECOMS DIVISION
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1.  ORGANIZATION AND BUSINESS

     OCOM Corporation Telecoms Division (the "Company") is a division of OCOM Corporation ("OCOM"). OCOM is a wholly-owned subsidiary of NTL Incorporated ("NTL"). The Company provides long distance telephone service to cellular telephone, residential and business customers, as well as calling card service and cellular telephone service. The Company's customers are located throughout the United States. The Company does not own its own facilities, instead it purchases capacity on a wholesale basis and sells it at retail rates to end users. In 1998, the Company commenced offering local exchange telephone service in portions of Ohio to residential and business customers through a resale arrangement with the incumbent local exchange company.

     Since a substantial portion of the Company's revenues are derived from long distance service provided to cellular telephone users, the Company's business is currently dependent on the trends in the use of cellular telephone service. Competition continues to increase in the long distance, local and cellular (or wireless) telecommunications markets. Increased competition has resulted in pricing pressure, which contributes to lower revenues per customer and higher customer acquisition costs.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying financial statements include the financial position and results of operations of the Company and are prepared on the basis of historical cost from the accounting records of OCOM. The financial statements are presented as if the Company had operated as an independent, stand alone entity for the periods presented.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       OCOM CORPORATION TELECOMS DIVISION
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

FINANCIAL INSTRUMENTS

     The carrying value of all financial instruments, including accounts receivable-trade and current liabilities, approximates their fair value due to the short maturity of the respective instruments.

INVENTORY

     Inventory is stated at the lower of cost or market. Cost is determined by specific identification or the first-in, first-out method.

FIXED ASSETS

     Fixed assets are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows: office furniture-5 years, cellular telephones-2 or 3 years, and all other fixed assets-3 years.

DEFERRED COSTS

     One-time charges from telephone companies upon the commencement of resale service were deferred and are amortized on a straight-line basis over approximately ten years.

LONG-LIVED ASSETS

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

INCOME TAXES

     The Company has not recorded an income tax benefit in the periods presented because there was no tax sharing arrangement between the Company and OCOM or NTL during the periods. The Company is not a legal entity, therefore it has not recorded a deferred tax asset for its tax losses since it will not be able to utilize them in the future.

REVENUE RECOGNITION

     Telecommunications revenue is recognized at the time the service is provided to the customer. Telephone equipment revenue is recorded when the customer takes possession of the telephone or accessories.

                       OCOM CORPORATION TELECOMS DIVISION
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)

     ADVERTISING EXPENSE

     The Company charges the cost of advertising to expense as incurred. Advertising expense for the years ended December 31, 1997, 1996 and 1995 was $127,000, $350,000 and $1,669,000, respectively.

NOTE 3.  FIXED ASSETS

     Fixed assets consist of:

                                                            December 31
                                                   -----------------------------
                                                       1997              1996
                                                   -----------       -----------
          Computer equipment ................      $ 1,640,000       $   655,000
          Office furniture ..................          224,000           125,000
          Leasehold improvements ............          160,000            73,000
          Vehicles ..........................          155,000           137,000
          Cellular telephones ...............           27,000            25,000
                                                   -----------       -----------
                                                     2,206,000         1,015,000
          Accumulated depreciation ..........         (937,000)         (745,000)
                                                   -----------       -----------
                                                   $ 1,269,000       $   270,000
                                                   ===========       ===========

NOTE 4.  ACCRUED EXPENSES

     Accrued expenses consist of:

                                                          December 31
                                                   ------------------------
                                                      1997           1996
                                                   ----------      --------
          Payroll and related ...............      $  433,000      $231,000
          Toll expense ......................          66,000       116,000
          Professional fees .................         204,000       273,000
          Excise and sales taxes ............         108,000         9,000
          Advertising .......................         115,000       266,000
          Other .............................         136,000        51,000
                                                   ----------      --------
                                                   $1,062,000      $946,000
                                                   ==========      ========

NOTE 5.  RELATED PARTY TRANSACTIONS

     The Company provides billing and software development services to other subsidiaries of NTL and to subsidiaries of CoreComm Incorporated ("CoreComm"). Certain officers and directors of CoreComm are officers and directors of OCOM and NTL. Beginning in 1997, the Company charges an amount in excess of its costs to provide these services. The Company's general and administrative expenses were reduced by $217,000 in 1997 as a result of these charges.

                       OCOM CORPORATION TELECOMS DIVISION
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


NOTE 6.  401(k) PLAN

     The Company sponsors a 401(k) Plan in which all full-time employees who have completed six months of employment and are 21 years of age may participate. The Company's matching contribution is determined annually by the OCOM Board of Directors. Participants may make salary deferral contributions of 1% to 15% of their compensation not to exceed the maximum allowed by law. The Company's expense for the years ended December 31, 1997, 1996 and 1995 was $126,000, $46,000 and $32,000, respectively.

NOTE 7.  COMMITMENTS

     As of December 31, 1997, OCOM had leases for office space that expire in 1998. In 1998, OCOM entered into new leases for office space with terms that expire in 2003. Total rent expense for the years ended December 31, 1997, 1996 and 1995 under operating leases was $131,000, $60,000 and $51,000, respectively. Future minimum annual lease payments under noncancellable operating leases for the leases entered into in 1998 are: $159,000 in 1998, $275,000 in 1999,
$283,000 in 2000, $291,000 in 2001, $302,000 in 2002 and $124,000 in 2003.

     As of December 31, 1997, commitments for purchases of inventory, fixed assets and services were $374,000.

NOTE 8.  SUBSEQUENT EVENT (UNAUDITED)

As of June 1, 1998, the Company was sold to a subsidiary of CoreComm. The financial statements do no give effect to the sale.

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CoreComm Limited

June 10, 1998                               By: /s/ George S. Blumenthal
                                               -------------------------------
                                            Name:  George S. Blumenthal
                                            Title: Chairman of the Board

EXHIBIT INDEX

       Exhibit
        Number           Description
        ------           -----------
         2.1*    Form of Distribution Agreement, dated as of _________, 1998, between Cellular Communications of Puerto Rico, Inc. ("CCPR")
                 and the Registrant.
         3.1*    Form of Memorandum of Association of the Registrant.
         3.2*    Form of By-Laws of the Registrant.
         4.1*    Form of Common Stock Certificate
         4.2*    Rights Agreement between the Registrant and Continental Stock
                 Transfer & Trust Company, as Rights Agent.
        10.1*    Form of Tax Disaffiliation Agreement between CCPR and the
                 Registrant.
        10.2*    Form of CoreComm Limited 1998 Stock Option Plan.
        21.1*    Subsidiaries of the Registrant.
        23.1     Consent of Ernst & Young LLP, Independent Auditors
        23.2     Consent of Ernst & Young LLP, Independent Auditors
        27.1     Financial Data Schedule - OCOM Corporation Telecoms Division
                 (predecessor) March 31, 1998
        27.2     Financial Data Schedule - OCOM Corporation Telecoms Division
                 (predecessor) March 31, 1997
        27.3     Financial Data Schedule - OCOM Corporation Telecoms Division
                 (predecessor) December 31, 1997
        27.4     Financial Data Schedule - OCOM Corporation Telecoms Division
                 (predecessor) December 31, 1996
        27.5     Financial Data Schedule - OCOM Corporation Telecoms Division
                 (predecessor) December 31, 1995
        27.6     Financial Data Schedule - CoreComm Limited and Subsidiaries
                 March 31, 1998

-----------------
*    To be filed by amendment